PARAMOUNT ENERGY TRUST

2004 ANNUAL REPORT

Power through performance

ANNUAL GENERAL MEETING |  Unitholders are cordially invited to attend the Annual General Meeting to be held on May 9, 2005 at 3:00 p.m.
| Calgary Petroleum Club | Devonian Room| | 319 Fifth Avenue | Calgary, Alberta |

Canada’s leading 100 percent natural gas royalty trust

PARAMOUNT ENERGY TRUST (PET) is a natural gas focused Canadian energy royalty trust which commenced operations in February 2003. PET was formed with the vast majority of the shallow natural gas properties in northeast Alberta discovered and developed by Paramount Resources Ltd. The characteristics of those assets are well suited to a trust; long production histories, predictable production profiles, high field netbacks, minimal ongoing capital requirements and strategic infrastructure ownership.

In 2004 we substantially increased production and reserves through a series of property acquisitions which added geographic diversification, while maintaining the key characteristics of our shallow gas asset base. As operators of 90 percent of that asset base, we are hands-on managers of our capital programs, operating costs, production and gas marketing. All of our efforts are directed to maximizing returns to Unitholders.

Our focus on adding Unitholder value centers on prudent investments in three key areas  |  Optimizing our assets through low risk exploitation and infrastructure management  |  Proactive management of an extensive undeveloped land base through low exposure exploration and joint ventures  |  Pursuing accretive corporate and property acquisitions for growth.

PET’s state-of-the-art trust structure ensures high management ownership and no external management fees or contracts. This directly aligns management with Unitholders in a common objective – generating superior returns from an investment in the Trust.

PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN and PMT.DB, respectively.

MAXIMIZE CASH FLOW – TO US THIS MEANS:

Managing both the cost and revenue sides of our business to
maximize netbacks and, hence cash flow

IN 2004, WE:

Increased production	Average production increased 20 percent to 102.5 MMcf/d compared with 85.6 MMcf/d in 2003.
Increased production per Trust Unit	Year over year exit production increased four percent over 2003 levels on a per Trust Unit basis, despite the gas over bitumen shut-in of 17.4 MMcf/d of sales gas production.
Gas price	Natural gas prices averaged $6.40/Mcf.
Operating costs	Operating costs averaged $1.03/Mcf.
Netback	Operating netbacks averaged $4.00/Mcf.

Our business plan steadfastly delivers –

   through the horsepower of our four strategies:

MAXIMIZE CASH FLOW

ASSET OPTIMIZATION

ACCRETIVE ACQUISITIONS

HEALTHY BALANCE SHEET

               to ensure maximum distributions

      to our Unitholders.

ASSET OPTIMIZATION – TO US THIS MEANS:

Low risk exploitation, infrastructure management and proactive management of our extensive undeveloped land base

IN 2004, WE:

Completed a successful 2004 capital program

Added more than 7 MMcf/d in April 2004 through a successful Q1 capital spending program of $15 million and over 4.5 MMcf/d in November 2004 with drilling and tie-ins at Mitsue, Abbey and Unity in Saskatchewan for total production addition costs of $2.5 million per MMcf/d.

Mitigated production shut-in from gas over bitumen issue

PET continued to defend its gas production in an interim hearing before the Alberta Energy and Utilities Board (“AEUB”) conducted in March 2004. In early June, the AEUB released its decision directing the shut-in of an additional 12.5 MMcf/d of PET’s net sales gas effective July 1, 2004. This decision, combined with gas shut-in by the AEUB in September 2003, brought PET’s total shut-in sales gas volumes to 17.4 MMcf/d. This volume is significantly less than the 44 MMcf/d of gas production initially targeted by the AEUB in June 2003.

Participated in the negotiation of a gas over bitumen financial solution

A financial solution was negotiated with the Department of Energy which resulted in the Alberta government amending the Natural Gas Royalty Regulations to provide for royalty reductions with respect to shut-in gas related to the gas over bitumen issue. According to the formula, adjustments to PET’s Crown royalties equate to more than $1.5 million per month or $0.02 per Trust Unit per month at current gas prices.

Planned 2005 capital program	A $45 million capital budget is approved for 2005, $35 million of which is planned for the first quarter in the Trust’s northeast Alberta core areas.

Our business plan steadfastly delivers –

   through the horsepower of our four strategies:

MAXIMIZE CASH FLOW

ASSET OPTIMIZATION

ACCRETIVE ACQUISITIONS

HEALTHY BALANCE SHEET

               to ensure maximum distributions

      to our Unitholders.

ACCRETIVE ACQUISITIONS – TO US THIS MEANS:

Pursuing accretive corporate and property acquisitions for growth

IN 2004, WE CLOSED THE:

Marten Hills acquisition	Added more than 7.5 MMcf/d of new production outside the gas over bitumen area effective January 1, 2004 for $30.3 million.
Cavell acquisition	Purchased all of the outstanding shares of Cavell Energy Corp. for $2.40 per share ($148 million), adding 11.3 MMcf/d of gas production and 1,000 Bbls/d of oil production effective July 16, 2004.
SE Saskatchewan disposition	Sold Cavell oil assets in southeast Saskatchewan for $32.75 million, maintaining PET’s 100 percent natural gas focus.
Athabasca Assets acquisition	Purchased natural gas assets in northeast Alberta for $208.3 million, adding 47.5 MMcf/d of natural gas production effective July 1, 2004.
Saleski acquisition

Completed a consolidating acquisition in PET’s West Side core area at Saleski adding 2.6 MMcf/d of production and the opportunity to consolidate facilities for significant operating cost and fuel gas savings.

Our business plan steadfastly delivers –

   through the horsepower of our four strategies:

MAXIMIZE CASH FLOW

ASSET OPTIMIZATION

ACCRETIVE ACQUISITIONS

HEALTHY BALANCE SHEET

               to ensure maximum distributions

       to our Unitholders.

A HEALTHY BALANCE SHEET – TO US THIS MEANS:

Maintaining a healthy balance sheet to take advantage of opportunities as they arise through the commodity price cycles

IN 2004, WE:

Implemented an industry-leading DRIP Plan	Unitholders may reinvest distributions and make additional Trust Unit purchases at 94 percent of market price.
Closed a $50.4 million equity financing	Raised $50.4 million through issuance of 4.5 million Trust Units at $11.20 per Trust Unit in early May.
Completed the Cavell plan of arrangement	Issued 6.9 million Trust Units to Cavell shareholders as partial consideration for the corporate acquisition in July.
Closed a $144 million equity and convertible debenture financing

Completed a bought deal financing to raise $144 million through the issuance of 7.8 million Trust Units at a price of $12.35 per Trust Unit for $96 million and $48 million of 8% convertible debentures in connection with the acquisition of the Athabasca Assets.

Our business plan steadfastly delivers –

   through the horsepower of our four strategies:

MAXIMIZE CASH FLOW

ASSET OPTIMIZATION

ACCRETIVE ACQUISITIONS

HEALTHY BALANCE SHEET

               to ensure maximum distributions

      to our Unitholders.

Financial and operating highlights(1)

Year ended December 31
($Cdn thousands, except volume and per Trust Unit amounts)	2004	2003	% Change
Financial
Revenue before royalties	239,957	209,806	14
Cash flow(3)	143,592	126,360	14
Per Trust Unit(2)	2.65	2.97	(11)
Net earnings (loss)	(20,663)	52,434	-
Per Trust Unit(2)	(0.38)	1.23	-
Cash distributions	121,314	123,202	(2)
Per Trust Unit(4)	2.18	2.884	(25)
Total assets	556,711	260,984	114
Net bank and other debt outstanding(9)	174,309	53,368	227
Convertible debentures	38,419	-	-
Total net debt	212,728	53,368	299
Unitholders’ equity	264,451	166,065	59
Capital expenditures
Exploration and development	28,891	8,327	247
Acquisitions, net	385,029	32,252	1,094
Other	11,169	757	1,376
Net capital expenditures	425,089	41,336	928
Trust Units outstanding (thousands)
End of period(7)	65,327	44,638	46
Weighted average(7)	54,188	42,597	27
Incentive rights	1,613	1,145	41
March 15, 2005	66,113	n/a
Operating
Production
Total natural gas (Bcfe)	37.5	31.2	20
Daily average natural gas (MMcfe/d)	102.5	85.6	20
Gas over bitumen deemed production (MMcf/d)	16.7	3.2	422
Average daily (actual and deemed - MMcf/d)	119.2	88.8	34
Per Trust Unit (cubic feet/d/Unit)(2)	2.20	2.08	6
Exit rate (actual and deemed - MMcfe/d)(11)	146.5	91.0	61
Per Trust Unit (cubic feet/d/Unit)(5)	2.24	2.04	10
Average prices
Natural gas ($/Mcfe), pre-hedging	6.51	6.39	2
Natural gas ($/Mcfe), including hedging	6.40	6.72	(5)
Reserves(6) (Bcfe)
Proved	181.4	123.3	47
Proved plus probable	233.5	148.8	57
Per Trust Unit (Mcfe/Unit)(5)	3.58	3.33	8
Estimated present value before tax ($ millions)(8)
Proved	518.0	239.1	117
Proved plus probable	606.2	273.9	121
Land (thousands of net acres)
Total land holdings	1,917	1,263	52
Undeveloped land holdings	775	322	141
Drilling
Wells drilled (gross)
Gas(10)	45	16	181
Service	-	1	(100)
Dry	1	-	100
Total	46	17	171
Success rate	98	100	(2)

(1)

All amounts in this report include the operations and results of the northeast Alberta properties of Paramount Resources Ltd. (“PRL”) which were acquired by PET during the three months ended March 31, 2003. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes PET as the successor entity to PRL’s northeast Alberta core area of operations as PET acquired substantially all of PRL’s natural gas assets in that region.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and include gas over bitumen royalty adjustments for shut-in production.

(4)

Based on Trust Units outstanding at each cash distribution date.

(5)

Based on Trust Units outstanding at period end.

(6)

As evaluated by McDaniel & Associates Consultants Ltd. in accordance with National Instrument NI 51-101.

(7)

The Trust Units indicated for periods prior to March 31, 2003 are pro forma. Actual Units were issued by PET in the first and second quarters of 2003. 9.9 million Units were issued to PRL on February 3, 2003 which in turn issued these Units to shareholders as a dividend in-kind. 29.7 million Units were issued March 10, 2003 pursuant to a rights offering.

(8)

Discounted at 10 percent using consultant’s forecast pricing. Includes gas over bitumen royalty adjustments ($82.7 million) and gas over bitumen shut-in reserves (proved - $8.7 million; proved plus probable - $17.1 million). Proved plus probable undiscounted future net revenue - $845.5 million, including gas over bitumen royalty adjustments ($115.7 million) and gas over bitumen shut-in reserves ($51.8 million).

(9)

Net debt includes net working capital.

(10)

Includes 9 (1.0 net) coal bed methane evaluation wells.

(11)

Exit production is average production from last month in period.

Looking back on 2004, it was a year when the power of performance truly translated into value for our Unitholders. We recorded strong gains both operationally and financially, which rendered an increase of $0.06 per Unit in distributions since mid-2004, an uplift of
37.5 percent. PET recorded a 54 percent annual return for its Unitholders in 2004 through both Unit price appreciation and distributions, the fourth highest annual total return in the Canadian income trust sector and third highest amongst the oil and gas royalty trusts. A further 12 percent increase has been realized since year end. We are hitting our stride, executing on our business plan aimed at maximizing returns to our Unitholders.

Operationally, we maintained a very low base level of production decline with only 20 percent cash flow re-investment through cost-effective asset base optimization activities. We completed three major diversifying acquisitions, one significant core consolidation acquisition and several other less material acquisitions, providing significant accretion to Unitholders, expanding the Trust’s asset base and adding numerous optimization opportunities. Through this exploration, development and acquisition activity, the Trust achieved almost 50 percent growth in production by adhering to the principles of the business plan, before factoring in the shut-in of 17.4 MMcf/d of production as a result of the gas over bitumen issue. Those accomplishments were achieved while we worked diligently to find a resolution to the gas over bitumen issue and, before year end, a financial solution was put in place by the Alberta government which significantly mitigates the impact of the shut-ins.

Accountability – the gas over bitumen issue

PET’s growth was attained against the backdrop of the gas over bitumen issue which, while demanding extensive time and resources since it first arose in mid-2003, has also been a proving ground for our accountability as Trust managers. With our commitment to protecting Unitholders’ interests, we aggressively continued our leadership role in resolving the issue and securing an appropriate financial solution for our Unitholders.

The Trust currently has 17.4 MMcf/d of sales gas shut-in. A permanent financial solution was implemented by the Government of Alberta in late 2004 through amendments to the Alberta Natural Gas Royalty Regulations. Essentially, through an adjustment to monthly Crown royalties, PET will receive approximately 70 percent of lost cash flow from the shut-in assets. The concept of deemed production volumes, as defined in the formula for gas over bitumen royalty adjustments, has been introduced to reflect the Trust’s shut-in gas production. While the royalty reduction does not represent full and fair value, PET remains the owner of this shut-in gas and we are continuing to pursue technical strategies with the potential to restore production.

Our main focus on this issue now is complete technical understanding of the risk that continued gas production from our shut-in pools may pose to future bitumen recovery. This is the very heart of the issue under review in the upcoming final hearing scheduled to begin in June 2005. We are further focused on cracking the technical nut, finding technical solutions to allow the recommencement of gas production and positioning ourselves to take advantage of the opportunities created as a result of the intellectual capital gained from the gas over bitumen issue. Aside from this technical focus, the Trust’s gas over bitumen chapter is now closed.

Focused on our business plan

Since the Trust was formed, all of our operations and initiatives have been driven by a business plan which has remained unchanged. It has resulted in significant growth and will remain our guiding force in maximizing distributions to Unitholders. Every aspect of our operations is built around the fundamentals of our business plan outlined as follows:

^

Maximize cash flow – Managing both the cost and revenue sides of our business to maximize netbacks and, hence cash flow;

^

Asset optimization – Optimizing the asset base through low risk exploitation, infrastructure management and proactive development of our extensive undeveloped land base;

^

Accretive acquisitions – Pursuing accretive corporate and property acquisitions for growth; and

^

Healthy balance sheet – Keeping pace with capital activity and acquisition spending to maintain a healthy balance sheet in order to take advantage of opportunities as they arise throughout the commodity price cycles.

Each component of our business plan requires meticulous attention to detail and astute management of our asset base. It also requires that we be attuned to changes in commodity price markets and new opportunities evolving within the sector, particularly with respect to acquisitions. All of these activities are focused on the prime objective of our business plan – to maximize distributions to our Unitholders.

Our target is sustainable distributions. Currently we distribute approximately 80 to 85 percent of our cash flow to Unitholders and reinvest the remaining 15 to 20 percent to diminish the natural production declines inherent in our shallow gas asset base. Larger growth acquisitions are generally funded through external financing activities.

Business plan execution – 2004 highlights

Maximize cash flow

In 2004, PET increased its average daily natural gas production and gas over bitumen deemed production to 119.2 MMcf/d, an increase of 34 percent over 2003 levels of 88.8 MMcf/d. The Trust exited the year with 61 percent more gas on a daily basis than the year previous with actual and gas over bitumen deemed production of 146.5 MMcf/d versus an exit rate of 91.0 MMcf/d in 2003. Further, exit production on a per Trust Unit basis increased by 10 percent year over year.

Gas prices realized by the Trust were down five percent in 2004 to $6.40 per Mcf versus $6.72 per Mcf.

Higher production resulted in revenue growth of 14 percent to $240 million and a cash flow increase of 14 percent to $143.6 million, or $2.65 per Trust Unit.

Asset optimization

Asset optimization is a key component of our business plan. Throughout our asset base, we have numerous opportunities to increase Unitholder value. We are diligent and highly focused on: developing capital programs for low cost reserve and production additions, efficient utilization of our extensive infrastructure, and proactive management of our large undeveloped land base.

In 2004 we executed a $28.9 million capital spending program, the bulk of which was completed in the first quarter. For our technical teams, the remainder of the year was focused on evaluating and enhancing the prospect inventory for the 2005 capital spending program budgeted at $45 million, approximately $35 million of which has been spent in the first quarter.

Within the royalty trust sector, we are unique for the relative size of our undeveloped land base. Careful stewardship of that land base is a continual and ongoing focus. Many of the opportunities internally generated on the undeveloped land base are low exposure exploration and within the Trust’s risk/reward tolerance. For opportunities that fall outside of our acceptable risk, or where no activity is envisioned to change the prospect’s risk level especially in the case of lands with near term expiry issues, we actively enter into joint ventures or farm-out arrangements with other companies to attempt to convert the undeveloped land into Unitholder value while minimizing our risk exposure.

Early in 2005, the Trust entered into a strategic alliance with a junior private exploration and production company, Sebring Energy Inc. (“Sebring”) whereby PET exchanged 50 percent of its working interest in certain assets in Portage, Teepee Creek and South Ells in northeast Alberta, and Sweetgrass and Manitou in west central Saskatchewan for a 14 percent equity interest in Sebring. PET also agreed to farmout its remaining net interest in the same assets. The deal accounts for 42,000 net acres of undeveloped land or five percent of the Trust’s undeveloped land base. Further, PET gained exposure to the activities and potential of an experienced junior exploration company and its management team, at a level of risk suited to the Trust.

Accretive acquisitions

The pursuit of accretive acquisitions is a critical component of our growth plan and PET conducted an aggressive and successful program in 2004. We added substantial production, lands and facilities through three major transactions which were quickly integrated into our existing operations; however, the general characteristics of our asset base remained unchanged except for one important achievement, geographic diversification.

Primarily, we pursue two types of acquisitions – properties in northeast Alberta which are complementary to our existing assets, and shallow gas acquisitions that will provide diversification into other geographic areas with similar facilities and play types but which provide year-round access. Continued strategic geographic diversification will allow future capital programs to be extended beyond the first quarter, when winter-only access restrictions in the majority of our northeast Alberta assets dictate the execution of the bulk of the Trust’s capital spending program.

Effective January 1, 2004, the acquisition of properties at Marten Hills in northeast Alberta added more than 7.5 MMcf/d of new production outside the gas over bitumen area, but in an area with operational and technical synergies with our existing assets.

In July, PET completed a corporate acquisition through the purchase of all of the outstanding shares of Cavell Energy Corporation (“Cavell”) for $2.40 per share ($148 million), adding 11.3 MMcf/d of gas production and 1,000 Bbls/d of oil production effective July 16, 2004. Upon closing of the plan of arrangement, the Trust disposed of Cavell’s southeast Saskatchewan oil-producing assets for $32.75 million, resulting in a net purchase price of Cavell’s gas assets of $116 million and maintaining PET’s 100 percent natural gas focus. The assets acquired expanded our operational focus to Saskatchewan, which is accessible year round.

Effective July 1, we completed the major acquisition of natural gas assets in northeast Alberta for $208.3 million, adding 47.5 MMcf/d of natural gas production. The assets, located outside the gas over bitumen area of concern, are comprised of four major producing properties in the Athabasca area, west of the Trust’s northeast Alberta West Side core area and provide substantial technical and operational synergy with our existing operations.

In addition to these major acquisitions, we completed several consolidation acquisitions within our established core producing areas. These transactions provide general and administrative cost savings on a unit-of-production basis and set up opportunities to consolidate facilities which should translate into reduced operating costs and fuel gas usage over the remaining productive life of the fields. The most significant consolidation closed in September in our West Side core area at Saleski, adding 2.6 MMcf/d of production and the opportunity to consolidate facilities for significant annual savings estimated at close to $1 million per year. At the same time, plant facilities are freed up to inventory for future use or disposition.

Our acquisitions were accretive to not only distributions, but production and reserves per Trust Unit, and net asset value, among other measures, adding substantial value for our Unitholders which translated into Unit price appreciation.

Healthy balance sheet

During 2004 we raised over $300 million through financing activities in May, July and August, largely in connection with our acquisition activity. In early May, we raised $50.4 million through the issue of 4.5 million Trust Units at $11.20 per Trust Unit. An additional 6.9 million Trust Units were issued in July to Cavell shareholders as partial consideration for the acquisition of Cavell. A bought deal financing was completed in August, raising $144 million through the issuance of 7.8 million Trust Units at $12.35 per Trust Unit for $96 million and $48 million of 8.0% convertible debentures (“Convertible Debentures”) in connection with the acquisition of the Athabasca Assets.

As we exited the year, we had a very manageable level of debt, a strong balance sheet and the flexibility to grow through further acquisition activity without using unacceptable leverage. Our borrowing capacity also increased significantly with our growth in 2004 as well as the additional clarity surrounding the gas over bitumen issue. PET now has a total bank borrowing capacity in excess of $220 million.

Distributions

PET continued a high rate of distributions in 2004, totaling $2.18 per Trust Unit for the year, including several increases in the amount of our monthly per Unit distributions. For July 2004, distributions were increased 12.5 percent to $0.18 per Trust Unit. A further 11 percent increase to $0.20 was introduced for the August distribution, reflecting the success of our acquisition program. An additional increase to $0.22 per Trust Unit was initiated for January 2005 based on the strength of our 2004 acquisitions and on the certainty of a financial solution for the gas over bitumen issue.

Remaining gas focused

PET is committed to maintaining its gas focus. Not only does this focus provide a degree of differentiation for the Trust in the ever-growing oil and gas royalty trust sector, but we continue to believe in the longer-term fundamentals of the North American natural gas markets. Shallow gas is also our greatest technical expertise – it is what we do best.

Over the past year, geo-political instability and supply-demand fundamentals have supported high oil prices and, in turn, natural gas prices; but a more fundamental issue is the tightening balance between supply and demand in North America. Demand has stabilized with the economic recovery in North America, particularly in the U.S. and principally related to increasing use of natural gas in residential heating and cooling.

There is a good deal of uncertainty regarding future supply. Levels of supply in North America continue to decline, even though rig activity is at peak levels. With the maturity of the basins in both Canada and the U.S., most of the large reserve accumulations have already been discovered and those in more remote areas involve costly drilling and infrastructure, longer lead times and higher risk. Natural gas is an important part of the U.S. administration’s North American Energy Strategy, which is a good indication of its importance on the energy stage.

Substantial fundamental changes to natural gas supply appear to be a number of years away. There continue to be significant environmental, regulatory, logistical and political hurdles to the construction of any pipelines to transport gas from Canada’s Arctic and Alaska’s North Slope.  Another potential growing source of supply in the future is liquefied natural gas (LNG), where natural gas is compressed and imported to North America from other parts of the world by tanker. Only a few LNG terminals are operating in the U.S. and it is unclear when sufficient LNG capacity will be in place to have a meaningful impact on supply.

With no radical shifts expected in the supply/demand balance in the short term we expect the market will remain highly volatile and overall pricing will be quite strong. We are very excited about gas markets and pricing for the next 7-10 years and beyond.

Committed – the PET team

Since PET was formed, it has faced challenges and rebounded with a record of numerous accomplishments. The entire gas over bitumen issue surfaced only months after the Trust was formed, but it served to galvanize our people into a cohesive team that has successfully dealt with adversity – from management through to our people in the technical, operational and administrative aspects of our business. In 2004 we were extremely successful in putting the issue behind us and moving forward by executing a significant winter capital program, and completing three major acquisitions which significantly reduced the materiality of the gas over bitumen impact.

Our team has grown substantially in the past year to keep pace with our increased activity but the character of our people has not changed. We are a team focused on value and dedicated to excellence in everything we do. PET’s Credo describes our vision for our effectiveness, our internal environment, our accountability to our stakeholders and our results. I am confident that PET has assembled one of the most talented and committed teams in industry and this team is the foundation to continue to add value for our Unitholders in the future.

The Trust’s Board of Directors continues to be second to none in terms of the collective wisdom, guidance and mentorship they provide to the Trust’s management team and the governance role that they perform for our Unitholders. We thank them for their continued contribution which has significantly influenced the Trust’s performance.

Looking to 2005

Our current guidance for 2005 is for average daily production of 115 to 120 MMcf/d, based on estimated production from our base assets combined with production additions from our $45 million exploration and development capital expenditure program and $10 million of minor acquisitions closed to date in 2005. The current forward market for natural gas integrated with PET’s current marketing contracts and hedging positions equate to a 2005 average gas price of $7.45 per Mcf at AECO in our current cash flow model.

Incorporating the gas over bitumen financial solution of approximately $1.5 million per month, 2005 cash flow is estimated at $200 to $205 million or $3.00 to $3.10 per Unit. The Trust’s net bank debt at year end is expected to be approximately $155 to $160 million, equating to a net debt to cash flow ratio, incorporating the outstanding Convertible Debentures as debt, of approximately
1.0 times.

We expect the current monthly distribution level of $0.22 per Trust Unit will be sustainable for the foreseeable future assuming the suppositions are correct as described above. This level of distribution reflects our targeted payout ratio of 80 to 85 percent. Certainly the financial results are most sensitive to changes in the price of natural gas. Distributions are set by the Trust’s Board of Directors and subject to review monthly based on production and commodity price fluctuations. Revisions, if any, to the monthly distributions will be determined as required in the context of prevailing and anticipated conditions.

In closing

Since the Trust was formed, we have had the opportunity to prove we are a capable and accountable team with the drive and experience to maximize value for our Unitholders. PET has in place the elements to continue to add value and support strong distributions. We have a sound business plan and a track record of executing on that plan. Our asset base hosts a large inventory of opportunities. We will continue to focus on natural gas and work to maximize commodity pricing in the already strong gas markets.

The combination of business savvy, financial strength, a strong asset base, a talented team and the current commodity price environment is conducive to value creation in the energy sector. We have delivered excellent returns through the power of our performance in 2004 and we are committed to continuing to maximize distributions and generate premium returns for our Unitholders on an ongoing basis.

Sue Riddell Rose

President and Chief Operating Officer

March 23, 2005

The scale of PET’s operations increased significantly during 2004, expanding from its original two core areas in northeast Alberta to four core areas. However, the key attributes of the Trust’s asset base remained unchanged. PET’s assets are extremely focused technically, through the concentration on the production of shallow natural gas, and geographically, with over 90 percent of PET’s production coming from northeast Alberta. Virtually all of PET’s properties feature well established, high working interest production and most are operated by the Trust. Relatively low operating costs and access to stable markets combine to deliver high field netbacks. The Trust has an extensive inventory of low cost opportunities for value creation which extends throughout the asset base, requiring modest capital expenditures to offset most of the annual natural production declines. PET also holds strategic infrastructure ownership throughout its asset base, providing additional opportunities to add value through synergies and economies of scale.

The northeast Alberta asset base is divided operationally into three core areas. PET’s original core areas, the West Side and the East Side were acquired at the formation of the Trust in early 2003. The West Side includes assets west of Alberta Highway 63 which began with production from Devonian carbonate reservoirs. The East Side, including Cold Lake, is comprised of assets east of Alberta Highway 63 and production is mainly from Cretaceous clastic reservoirs.

In 2004, the Athabasca core area was added through the
acquisitions of the Marten Hills area in January, the assets in the Panny, Peter Lake and Wabasca areas (the “Athabasca Assets”) acquired in August, as well as the Mitsue property acquired through Cavell in July. The Athabasca core area lies mostly to the west of PET’s original assets and production is again mainly from Cretaceous clastic reservoirs. The geographical proximity of the Athabasca core area to PET’s previous operations allows for those assets to be operated from PET’s existing Athabasca field office.

The acquisition of Cavell in July 2004 significantly expanded the Southern area of operation. The diversification into Saskatchewan gives PET a much more substantial all-weather operating region.

Production distribution by core area

Natural gas (MMcf/d)	2005E	2004	2003
West Side	33.0	38.0	39.1
East Side	29.0	34.5	46.2
Athabasca	51.0	24.9	-
Southern	7.0	5.1	0.3
Total	120.0	102.5	85.6

Gas over bitumen issue

The Alberta Energy and Utilities Board (“AEUB”) issued General Bulletin 2003-28 (“GB 2003-28”) on July 22, 2003. The AEUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk.

Following the completion of a Regional Geological Study by the AEUB and an interim hearing held in March 2004, the AEUB ordered the shut-in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in northeast Alberta totaling approximately 123 MMcf/d.

As of July 1, 2004, PET had shut-in wells producing approximately 17.2 MMcf/d pursuant to Decision 2004-045 and Interim Shut-In Orders 04-001 and 04-002 including 4.5 MMcf/d from the zones shut-in on September 1, 2003 pursuant to GB 2003-28 and Interim Shut-In Order 03-001. An additional 0.2 MMcf/d was shut-in September 1, 2004 pursuant to Decision 2004-064 and Interim Shut-in Order 04-003 related to wells in the Chard and Leismer areas to bring PET’s total shut-in gas to 17.4 MMcf/d.

On October 4, 2004 the Government of Alberta enacted amendments to the Natural Gas Royalty Regulation (the “Regulation”) which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions. The Minister of Energy signed a Ministerial Order in late December prescribing the additional royalty calculation components retroactive to the dates of shut-in.

The Department of Energy issued an Information Letter 2004-36 (“IL 2004-36”) which, in conjunction with the Regulation, sets out the details of the gas over bitumen financial solution. The formula for calculation of the royalty reduction provided in the Regulation is:

0.5 x [(deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.4293/GJ)]

The deemed production volume includes all gas shut-in or denied production pursuant to a Decision Report, corresponding AEUB Order or General Bulletin, or through correspondence in relation to an AEUB ID 99-1 application. Although PET has shut-in 17.4 MMcf/d of net sales gas, the Trust’s current net deemed production volume for purposes of the royalty adjustment is 22.8 MMcf/d. According to IL 2004-36, the deemed production volume will be reduced by 10 percent at the end of every year of shut-in.

If gas production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools along with Alberta Gas Crown Royalties otherwise payable. The incremental royalty will apply only to the pool or pools reinstated for production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of
10 percent. The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Lease rental remission will also be granted for a mineral license or lease issued by the Crown that has a well or wells shut-in, according to IL 2004-36.

Parties wishing to contest the production status of an interval or intervals were required to file evidence with the AEUB by February 14, 2005 for a final hearing pursuant to Phase 3 of GB 2003-28. PET filed detailed evidence supporting the resumption of production for six pools representing approximately 8.5 MMcf/d of shut-in production or half of the production the Trust currently has shut-in pursuant to AEUB Orders. PET also reiterated to the AEUB its continued objection to all zones that have been shut-in as a result of the interim hearing, based on the new evidence that the Trust has submitted.

In addition, PET has reviewed the evidence submissions of all other parties and found that five additional producing wells, representing a total of less than 0.2 MMcf/d net to the Trust, have been further requested shut-in by other parties. As a result, PET concludes that it will have very little incremental gas beyond that already shut-in subject to review at the final hearing. Any changes in productive status resulting from the final hearing should result in increased gas production for PET. The AEUB intends to make final decisions and issue final orders, when appropriate, confirming the production status of every interval within the scope of the Phase 3 proceedings, including those intervals whose production status is not contested in the final hearing. PET anticipates final decisions will be issued in late 2005 or early 2006 after the conclusion of the final hearing, which is currently scheduled to begin June 14, 2005.

Production

PET’s natural gas production averaged 102.5 MMcf/d in 2004, an increase of 20 percent from 85.6 MMcf/d in 2003. The positive effects of four substantial acquisitions consummated during the year in the Marten Hills (7.5 MMcf/d; January), Athabasca (47.5 MMcf/d; August), and Saleski (2.6 MMcf/d; September) areas, as well as the Cavell acquisition (11.3 MMcf/d; net of the disposition of Cavell’s southeast Saskatchewan assets; July), more than offset gas over bitumen shut-ins which averaged 14.6 MMcf/d in 2004.

Factoring in the deemed production volume related to the gas over bitumen financial solution, average daily production (actual and deemed) increased 34 percent to 119.2 MMcf/d from 88.8 MMcf/d in 2003. Exit rates (actual and deemed) increased 61 percent year over year to 146.5 MMcf/d at year end 2004 from 91.0 MMcf/d in December 2003. The Trust exited the year with average actual daily production rates of 123.2 MMcf/d.

On a per Trust Unit basis, average production (actual and deemed) per Trust Unit increased by six percent in 2004 compared to 2003 while exit rates (actual and deemed) per Trust Unit increased by
10 percent year over year.

Profitability

PET’s business plan includes a strong and continual focus on profitability, proactively managing production and the price side of the revenue equation and meticulously managing costs to maximize cash available for distribution to Unitholders.

Natural gas prices

Natural gas prices remained very strong in 2004, although down slightly from 2003 levels. PET realized $6.40 per Mcfe at the wellhead versus $6.72 per Mcfe in 2003, representing a five percent decrease over 2003 levels. PET’s average wellhead gas price, prior to hedging transactions, increased by two percent to $6.51 per Mcfe in 2004 from $6.39 per Mcfe in 2003.

Transportation costs of $0.26 per Mcfe versus $0.28 per Mcfe in 2003 brought the Trust’s AECO equivalent price to $6.14 per Mcfe, representing 94 percent of the AECO average price of $6.54 per Mcf and 98 percent of the Alberta Reference Price of $6.28 per Mcf, upon which Alberta Crown royalties are calculated.

PET uses financial hedges and forward sales transactions to proactively manage gas prices in order to enhance the stability of distributions or enhance the economics related to significant acquisitions. The Trust limits its hedging activity for any given period to 50 percent of forecast production for that period. In 2004, the Trust’s hedging activities resulted in a net payment of $4.3 million or $0.11 per Mcf as compared to net receipts of $10.3 million or $0.33 per Mcf in 2003. The Trust currently has hedged just under 50 percent of its estimated 2005 production at an average price of approximately $7.63 per Mcf.

Cash flow reconciliation

Revenue for the year 2004 increased 14 percent from 2003 to $240.0 million as a result of higher natural gas production volumes despite the gas over bitumen production shut-ins. Cash flow also increased 14 percent to $143.6 million or $2.65 per Trust Unit compared to $126.4 million or $2.97 per Trust Unit in 2003.

PET pays Crown, freehold and overriding royalties that are dependent upon production volumes, commodity prices, location and age of producing wells and type of production. Royalties on a unit-of-production basis decreased nine percent in 2004 to $1.11 per Mcfe from $1.22 per Mcfe in 2003, despite a two percent increase in the Alberta Gas Reference Price, primarily due to a reduction in the Trust’s average production rate per well due to natural production declines. This translated into an effective royalty rate of 17.3 percent for 2004 versus 18.2 percent for 2003.

Unit operating costs increased by 16 percent to $1.03 per Mcfe in 2004 from $0.89 per Mcfe in 2003 as a result of ongoing fixed costs for facilities with lost production from the gas over bitumen shut-ins and an overall industry trend towards increasing operating costs resulting from competitive conditions and a shortage of oilfield services. 2005 operating costs are expected to average $1.10 per Mcf.

With the implementation of the gas over bitumen financial solution as put forth in an amendment to the Alberta Crown Natural Gas Royalty Regulation in October 2004, the Trust will recover a portion of its lost cash flow from gas shut-in as a result of the gas over bitumen issue. For the purpose of the royalty reduction, the Trust has deemed shut-in production of 22.8 MMcf/d compared to actual shut-in sales gas of 17.4 MMcf/d. As detailed in IL 2004-36, the deemed production volume will be reduced by 10 percent at the end of every year of shut-in. According to the formula, operating costs are effectively deemed to be $0.45 per Mcf, royalties are deemed to be 20 percent, the deemed production is assigned the Alberta Gas Reference Price, which includes a transportation component and the entire formula is assigned an arbitrary 50 percent reduction factor.

Cash general and administrative expenses (“G&A”), net of overhead recoveries on operated properties and gas over bitumen expenses, increased to $0.19 per Mcfe in 2004 compared to $0.13 per Mcfe in 2003. In addition, $1.2 million ($0.03 per Mcfe) was incurred in legal and consulting expenditures directly related to the AEUB gas over bitumen issue compared to $0.7 million ($0.02 per Mcfe) in 2003. The Trust expects that gas over bitumen expenses will continue to be high in 2005 as the Trust prepares technical evidence and participates in the AEUB final hearing.

Cash flow reconciliation

	2004		2003
	($ millions)	($/Mcfe)	($ millions)	($/Mcfe)
Production volume (Bcfe)		37.5		31.2
Gross revenue(1)	240.0	6.40	209.8	6.72
Royalties	(41.7)	(1.11)	(38.2)	(1.22)
Operating costs	(38.8)	(1.03)	(27.7)	(0.89)
Transportation costs	(9.8)	(0.26)	(8.6)	(0.28)
Operating netback from production	149.7	4.00	135.3	4.33
Gas over bitumen royalty adjustment	11.2	0.30	-	-
Lease rentals	(2.1)	(0.06)	(1.8)	(0.06)
G&A	(7.1)	(0.19)	(4.0)	(0.13)
Gas over bitumen costs	(1.2)	(0.03)	(0.7)	(0.02)
Interest on long term debt	(4.8)	(0.13)	(2.4)	(0.08)
Interest on Convertible Debentures	(1.3)	(0.03)	-	-
Current tax	(0.8)	(0.02)	-	-
Cash flow	143.6	3.83	126.4	4.05
Weighted average shares (millions)	54.2		42.6
Cash flow per Trust Unit ($/Unit)	2.65		2.97

(1)

Gross revenue includes petroleum and natural gas revenue, royalty income received, net income from hedging and forward gas sales and other.

Capital expenditures

Total capital expenditures, including net property and corporate acquisitions, aggregated to $425.1 million in 2004 versus $310.5 million in 2003, which included the acquisition of the original start-up properties in northeast Alberta from Paramount Resources Ltd. A breakdown of capital expenditures by category is shown below:

Capital expenditures

($ thousands except where noted)	2004	2003	% Change
Exploration and development expenditures	28,891	8,327	247
Acquisitions	417,779	32,252	1,195
Dispositions	(32,750)	-	-
Oil and gas properties from PRL at start-up	-	269,162	-
Total net acquisitions	385,029	301,414	28
Other(1)	11,169	757	1,375
Total capital expenditures and net acquisitions	425,089	310,498	37

(1)

In late 2004 PET acquired the five storey office building in downtown Calgary which has housed its offices since the formation of the Trust from Paramount Resources Ltd. for $10.5 million.

Exploration and development

Of the total capital spending in 2004, $28.9 million was incurred on drilling and completions, geological, geophysical and facilities expenditures, the vast majority of which was spent in the first quarter when access was available on the Trust’s winter-only access properties. Aggregate production of 7 MMcf/d was added in late March 2004 when production from the winter capital program came onstream. An additional 4.5 MMcf/d was added in November with start-up of the Mitsue drilling and facility expansion project as well as the tie-in of the Unity and Abbey drilling programs. The exploration and development capital expenditure program mitigated the Trust’s base production decline to approximately six percent, with production addition costs of $2.5 million per MMcf/d or $15,000 per flowing BOE/d.

Acquisitions

The Trust spent $385.0 million on net property and corporate acquisitions in 2004 with the closing of four substantial acquisitions as well as five other minor property consolidation acquisitions. On February 5, 2004, the Trust closed the Marten Hills acquisition, adding a net 7.5 MMcf/d for $30.3 million effective January 1, 2005. On July 16, 2004 a plan of arrangement was approved by shareholders of Cavell, adding 11.3 MMcf/d for $116 million, net of the disposition of Cavell’s southeast Saskatchewan oil producing assets for $32.75 million. On August 17, 2004, the Trust closed the Athabasca Assets acquisition, adding 47.5 MMcf/d of production for $197 million after interim net revenue adjustments, and on September 30, 2004 interests in land, reserves, 2.6 MMcf/d of production and a gas plant were acquired at Saleski for an adjusted purchase price of $19 million.

Drilling

After PET’s drilling activities had been somewhat restricted during 2002 and 2003 due to the events related to the formation of the Trust and the uncertainty surrounding the gas over bitumen issue, the Trust significantly increased drilling activity in 2004, particularly following the Cavell acquisition. In 2004, a total of 46 gross wells (28.9 net) were drilled, achieving a 98 percent success rate. Eighteen of the 2004 wells were in northeast Alberta with an average working interest of 78 percent. The remainder of the wells were drilled in the Trust’s Southern core area, including 9 gross (1.0 net) coal bed methane wells in the Craigmyle area of southern Alberta and 11 gross (11 net) wells at Unity in west central Saskatchewan.

Drilling results

	2004		2003
	Gross	Net	Gross	Net
Gas	45	28.5	16	11.4
Service	-	-	1	0.5
Dry	1	0.4	-	-
Total	46	28.9	17	11.9
Success rate (gross)	98%		100%

Land

PET’s overall undeveloped acreage position increased by 141 percent in 2004. At 38 acres per producing BOE, PET has one of  the most extensive inventories of land relative to its production base in the royalty trust sector. The Cavell acquisition and the acquisition of the Athabasca Assets added 197,000 and 165,000 net acres of undeveloped land, respectively.

PET’s undeveloped acreage in the East Side core area includes approximately 170,000 net acres inside the gas over bitumen area of concern. While development of this acreage is restricted in certain formations, there are numerous other prospective zones in the region. The mineral rights for leases with shut-in production are continued indefinitely under Section 8-1-h of the Mines and Mineral Act until resolution of the gas over bitumen issue.

	2004		2003
Land inventory	(Net acres)	Average working interest	(Net Acres)	Average working interest
Developed	1,141,468	81.5%	941,178	82.2%
Undeveloped	775,140	85.8%	321,599	80.2%
Total	1,916,608	83.2%	1,262,777	81.7%

PET estimates the fair market value of its undeveloped acreage to be $55.2 million at December 31, 2004.

Reserves

The reserves data set out below is based upon an evaluation by McDaniel and Associates Consultants Ltd. (“McDaniel”) with an effective date of December 31, 2004 contained in a report of McDaniel dated March 4, 2005 (the “McDaniel Report”). The reserves data summarizes the natural gas reserves of the Trust and the net present values of future net revenue for these reserves using McDaniel forecast prices and costs. The oil and natural gas liquids reserves of PET are immaterial.

As the Trust has reserves which have been shut-in as a result of AEUB Decisions and Orders related to the gas over bitumen issue, McDaniel prepared two separate additional reports dated March 4, 2005 with respect to the shut-in gas over bitumen reserves of PET as at December 31, 2004. The first additional report sets forth the estimated future net revenue (before deduction of income taxes) attributed to the Crown royalty adjustments for PET’s reserves which have been shut-in as a result of the gas over bitumen issue as per the amendments to the Natural Gas Royalty Regulation, 2002 enacted on October 4, 2004. The second additional report sets out the estimated future net revenue (before deduction of income taxes) attributed to the reserves which have been shut-in as a result of the gas over bitumen issue if they were to recommence production. For the purposes of this valuation, McDaniel has assumed that these reserves will recommence production in the year 2014 and will be subject to an additional 10 percent gross overriding royalty payable to the Crown.

The following table is a summation of the three McDaniel Reports and sets forth PET’s working interest net reserves. Substantially all of PET’s reserves are natural gas and McDaniel evaluates 100 percent of the Trust’s reserves.

Natural gas reserves as at December 31

Reserves categories	2004 (MMcf)	2003 (MMcf)	% Change
Proved
Developed producing	162,597	115,218	41
Developed non‑producing	3,647	2,826	29
Shut-in gas over bitumen reserves(1)	11,988	4,567	163
Undeveloped	3,181	656	385
Total proved	181,413	123,267	47
Probable
Developed producing, developed non-producing and undeveloped	40,162	16,318	146
Shut-in gas over bitumen reserves(1)	11,969	9,202	30
Total probable	52,131	25,520	104
Total proved and probable	233,544	148,787	57
Trust Units outstanding (millions)(2)	65.3	44.6	46
Total proved and probable per Trust Unit	3.58	3.33	8

(1)

The McDaniel Report for shut-in gas over bitumen reserves assumes that 50 percent of the shut-in reserves are proved non-producing and 50 percent are probable, that the reserves return to production after 10 years of shut-in and that such production is subject to an incremental 10 percent gross overriding royalty pursuant to the amended Natural Gas Royalty Regulation.

(2)

Trust Units outstanding at year end.

The following table sets forth a reconciliation of the changes in the Trust-interest reserves for the year ended December 31, 2004 from the opening balance on December 31, 2003 derived from the McDaniel reports at those dates, using the consultant’s forecast prices. PET’s Trust-interest reserves include working interest and/or royalties receivable.

Reserves reconciliation(1)

Factors	Proved (Bcf)	Probable (Bcf)	Proved and probable (Bcf)
December 31, 2003(2)	123.3	25.5	148.8
Improved recoveries	-	-	-
Extensions	-	-	-
Discoveries (net of 2004 production)	1.5	0.6	2.1
Technical revisions	(5.5)	1.9	(3.6)
Acquisitions	99.6	24.1	123.7
Dispositions	-	-	-
Economic factors	-	-	-
Production	(37.5)	-	(37.5)
December 31, 2004	181.4	52.1	233.5

(1)

Reserves are the Trust’s net share of remaining reserves and includes reserves from zones not affected by the gas over bitumen issue and reserves shut-in pursuant to AEUB Decisions and Orders.

(2)

The opening balance on December 31, 2003 includes all of our reserves, including reserves that were shut-in or identified for shut-in as a result of the gas over bitumen issue. Reserves that were shut-in were categorized as probable reserves on December 31, 2003.

According to the McDaniel Report, over 95 percent of the Trust’s proved reserves from zones not affected by the gas over bitumen issue, both on a proved and a proved and probable basis, are developed producing reserves. The McDaniel Report identifies minimal future capital expenditures to realize the estimated production potential of the reserves identified, $10 million for the proved reserves and $1.9 million for the probable reserves, $8.8 million (74 percent) of which is specified for 2005. Internally, the Trust has a significant inventory of opportunities which exceeds the forecast future capital expenditures recognized in the reserve report, including the opportunities currently being pursued in the Trust’s 2005 exploration and development capital program.

Finding and development costs

The Trust calculates finding and development costs using the following formula:

(Total capital expenditures – disposition proceeds ± change in fair market value of undeveloped land)
(Change in year end reserves + annual production)

Finding and development costs

Capital expenditures ($ millions)	Proved	Proved + probable
Exploration and development expenditures	28.9	28.9
Acquisitions	417.8	417.8
Dispositions	(32.8)	(32.8)
Total net oil and gas capital expenditures	413.9	413.9
Less increase in value of undeveloped land	(36.9)	(36.9)
2004 F&D net capital expenditures(1)	377.0	377.0
Reserve additions (Bcf)
Change in year end proved and probable reserves	58.1	84.7
Annual production	37.5	37.5
2004 proved and probable reserve additions	95.6	122.2
Finding and development costs ($/Mcfe)	$3.94	$3.09
Finding and development costs ($/BOE)(2)	$23.64	$18.54

(1)

F&D = finding and development

(2)

Mcfe converted to barrels of oil equivalent on the basis of 1 barrel = 6 Mcf

The Trust’s finding and development costs for 2004 were $3.09 per Mcfe or $18.54 per BOE on a proved plus probable basis.

2004 Management Discussion and Analysis

The following is management’s discussion and analysis (“MD&A”) of Paramount Energy Trust’s (“PET”) operating and financial results for the year ended December 31, 2004 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes. This MD&A is dated as of March 17, 2005.

The Trust follows the “successful efforts” method of accounting for its petroleum and natural gas operations. This method, unlike the alternative “full cost accounting” method, usually generates a more conservative value for net earnings and cash flow as exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases and abandoned wells, are expensed rather than capitalized in the year incurred. However, to make reported cash flow results comparable to industry practice, the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating to investing activities.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital.

Forward-looking Information

This MD&A contains forward-looking information with respect
to PET.

The use of any of the words “anticipate”, “continue”, estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. We believe the expectations reflected in these forward-looking statements are reasonable. However, we cannot assure the reader that these expectations will prove to be correct. The reader should not unduly rely on forward-looking statements included in this report. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•

the quantity and recoverability of PET’s reserves;

•

the timing and amount of future production;

•

prices for natural gas produced;

•

operating and other costs;

•

business strategies and plans of management;

•

supply and demand for natural gas;

•

expectations regarding PET’s ability to raise capital and to add to its reserves through acquisitions as well as through exploration and development;

•

the focus of capital expenditures on development activity rather than exploration;

•

the sale, farming in, farming out or development of certain exploration properties using third party resources;

•

the use of development activity and acquisitions to replace and add to reserves;

•

the impact of changes in natural gas prices on cash flow after hedging;

•

drilling plans;

•

the existence, operations and strategy of the commodity price risk management program;

•

the approximate and maximum amount of forward sales and hedging to be employed;

•

the Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

•

the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers of similar size;

•

PET’s treatment under governmental regulatory regimes;

•

the goal to sustain or grow production and reserves through prudent management and acquisitions;

•

the emergence of accretive growth opportunities; and

•

PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

PET’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

•

volatility in market prices for natural gas;

•

risks inherent in PET’s operations;

•

uncertainties associated with estimating reserves;

•

competition for, among other things: capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•

incorrect assessments of the value of acquisitions;

•

geological, technical, drilling and process problems;

•

general economic conditions in Canada, the United States and globally;

•

industry conditions including fluctuations in the price of natural gas;

•

royalties payable in respect of PET’s production;

•

governmental regulation of the oil and gas industry, including environmental regulation;

•

fluctuation in foreign exchange or interest rates;

•

unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

•

stock market volatility and market valuations; and

•

the need to obtain required approvals from regulatory authorities.

The above list of risk factors should not be construed as exhaustive.

Highlights

(CDN$ millions, except per Unit and volume data)	2004	2003	2002
Cash flow(1)	$ 143.6	$ 126.4	$ 59.7
Cash flow per Unit	$ 2.65	$ 2.97	$ 1.51
Net earnings (loss)	$ (20.6)	$ 52.4	$ 7.4
Distributions	$ 121.3	$ 123.2	$ n/a
Distributions per Unit	$ 2.18	$ 2.884	$ n/a
Payout ratio (%)	84.5%	97.5%	n/a
Production (Mcfe/d)(2)
Daily average production	102,472	85,574	94,842
Gas over bitumen deemed production	16,724	3,198	-
Total average daily (actual and deemed)	119,196	88,772	94,842

(1)

Before changes in non-cash working capital, includes gas over bitumen royalty adjustment

(2)

Production amounts are based on company interest before royalties

On February 5, 2004 PET closed the acquisition of producing natural gas properties in northeast Alberta for $30.3 million, effective January 1, 2004. This acquisition was financed from existing credit facilities.

On July 16, 2004 PET acquired Cavell Energy Corp. (“Cavell”) for consideration of 6,931,933 Trust Units with an ascribed value of $78.7 million plus acquisition costs, net of stock option proceeds of $8.0 million. Cavell was a public oil and gas exploration and production company active in Western Canada.

On August 17, 2004 the Trust closed an acquisition of producing petroleum and natural gas properties and assets in northeast Alberta (the “Athabasca Assets Acquisition”) for an aggregate purchase price of $208.3 million ($197 million net of adjustments to the adjustment date of July 1, 2004). The acquisition was financed through the issuance of 7,795,547 Trust Units for gross proceeds of $96,275,005, in addition to the issuance of $48,000,000 in
8.0% convertible extendible unsecured subordinated debentures (“Convertible Debentures”), and through existing credit facilities. Convertible Debentures in the amount of $9.6 million were subsequently converted into 674,711 Trust Units between August and December 2004.

On August 24, 2004 PET concluded the sale of the oil producing properties in Southeast Saskatchewan acquired as part of the Cavell acquisition for $32.75 million.

On September 30, 2004 PET closed the acquisition of producing petroleum and natural gas properties in the Saleski area of northeast Alberta for an aggregate purchase price of $20.0 million. The acquisition was financed through existing credit facilities and had an effective date of April 1, 2004.

Strong commodity prices, excellent drilling results and increased production volumes as a result of the above noted acquisitions resulted in record cash flow of $143.6 million ($2.65 per Trust Unit) in 2004 compared with $126.4 million ($2.97 per Trust Unit) for 2003. The year-over-year increase in cash flow of $17.2 million was due primarily to the above noted acquisitions. Despite the royalty reductions credited as per the gas over bitumen financial solution with the Crown, the Trust’s cash flow was reduced by $9 million as a result of the gas over bitumen shut-ins.

PET declared distributions of $121.3 million in 2004 ($2.18 per Unit) and $123.2 million in 2003 ($2.884 per Unit), representing
84 percent of 2004 cash flow and 97 percent in 2003.

The Trust successfully completed two major equity offerings in May 2004 and August 2004 netting $47.9 million and $91.5 million, respectively.

The Board of Directors of the Administrator of PET has approved a capital expenditure program of up to $45 million in 2005.

Evaluation of disclosure controls and procedures

The Chief Executive Officer, Clayton Riddell, and Chief Financial Officer, Cameron Sebastian, evaluated the effectiveness of PET’s disclosure controls and procedures as of December 31, 2004 (the “Evaluation Date”), and concluded that PET’s disclosure controls and procedures were effective to ensure that information PET is required to disclose in its filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed by PET in the reports that it files under the Exchange Act is accumulated and communicated to PET’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes to internal controls and procedures for financial reporting

There were no significant changes to PET’s internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

Mechanics of creation of the Trust

PET was formed through a series of transactions as described below:

On February 3, 2003:

(1)

Paramount Operating Trust (“POT”) acquired the Legend property from Paramount Resources Ltd. (“PRL”) for an $81 million promissory note;

(2)

PET issued approximately 9.9 million Trust Units to PRL; and

(3)

PRL declared a dividend to be paid to its shareholders on February 12, 2003 of these Trust Units, at 1 Unit per 6.071646 shares, valued at $5.15 per Trust Unit, or approximately $0.85 per PRL Common Share.

On February 17, 2003:

(4)

PET issued 3 rights per Trust Unit to acquire additional Trust Units at $5.05 per Unit.

On March 11, 2003:

(5)

With proceeds of the rights offering of approximately
$150 million, which was successfully closed with full subscription on March 10, 2003, plus bank debt, PET purchased from PRL the majority of PRL’s remaining northeast Alberta natural gas assets for $220 million. The effective date of the property transactions was July 1, 2002 which, after adjustment for net cash flow and interest, resulted in the Trust assuming $70 million in bank debt.

Business plan and strategy

PET is a natural gas focused Canadian energy royalty trust actively managed to generate monthly cash distributions for Unitholders. The Trust’s operations are based entirely in Canada with the majority of its core assets presently concentrated in northeast Alberta. PET is currently Canada’s only 100 percent natural gas royalty trust.

PET seeks to be highly profitable, generating premium after-tax returns at an acceptable risk for all stakeholders. Maximizing total return to Unitholders in the form of cash distributions and change in Unit price is a paramount objective. Strategies for achieving this objective include attentive management of all costs and capital expenditures, prudent use of financial leverage, optimization of our existing asset base, infrastructure management, land stewardship and the pursuit of accretive acquisitions. At the same time, management also attempts to mitigate commodity price volatility through an active hedging and price management program.

PET has a strategy to focus its vision of accretive growth on existing core areas and pursue field optimization and cost control within those core areas to maximize asset value. The Trust strives to maximize control over its operations through operatorship whenever possible, and to maintain high working interests. PET operates over 90 percent of its production. PET believes this high level of operatorship can translate to control over costs, timing of capital outlays and projects as well as providing competitive advantages for future opportunities.

Corporate governance

PET is committed to maintaining high standards of corporate governance. Each regulatory body has a different set of rules pertaining to corporate governance including the Toronto Stock Exchange, the Canadian provincial securities commissions and the Securities and Exchange Commission whose responsibilities include implementing rules under the United States Sarbanes-Oxley Act of 2002. PET fully conforms to the rules of the governing bodies under which it operates and, in many cases, already complies with proposals and recommendations that have not come into force. Full disclosure of this compliance is provided in PET’s information circular and on PET’s website.

Gas over bitumen issue

Decision 2004-045, resulting from the Alberta Energy and Utilities Board (“AEUB”) Interim Hearing related to the ongoing gas over bitumen issue, was released June 8, 2004 and called for the shut-in of an additional 12.5 MMcf/d of PET’s net gas production effective July 1, 2004. This decision, combined with gas shut-in since September 1, 2003 as a result of General Bulletin 2003-28, brought PET’s total shut-in volumes to 17.2 MMcf/d. An additional 0.2 MMcf/d of production in the Chard and Leismer areas was shut-in September 1, 2004 as required by Shut-In Order 04-003. The total shut-in volume of 17.4 MMcf/d is significantly less than the approximate 44 MMcf/d of production initially targeted by the AEUB in 2003.

On October 4, 2004 the Government of Alberta enacted amendments to the Natural Gas Royalty Regulation (the “Regulation”) with respect to natural gas which provide a mechanism whereby the government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions. The Minister of Energy signed a Ministerial Order in late December prescribing the additional royalty calculation components retroactive to the dates of shut-in.

The Department of Energy issued an Information Letter 2004-36 (“IL 2004-36”) which, in conjunction with the Regulation, sets out the details of the gas over bitumen financial solution. The formula for calculation of the royalty reduction provided in the Regulation is:

0.5 x [(deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.4293/GJ)]

The deemed production volume includes all gas shut-in or denied production pursuant to a Decision Report, corresponding AEUB Order or General Bulletin, or through correspondence in relation to an AEUB ID 99-1 application. The Trust’s current net deemed production volume for purposes of the royalty adjustment is
22.8 MMcf/d. According to IL 2004-36, the deemed production volume will be reduced by 10 percent at the end of every year of shut-in.

If gas production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools along with Alberta Gas Crown Royalties otherwise payable. The incremental royalty will apply only to the pool or pools reinstated for production and will be established at 1 percent after the first year of shut-in increasing at 1 percent per annum based on the period of time such zones remained shut-in to a maximum of 10 percent. The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At December 31, 2004 the Trust had recorded $11.2 million on its balance sheet for cumulative gas over bitumen royalty adjustments to that date, as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences. The royalty adjustments are being excluded from earnings pending such future determination. Royalty adjustments, although not included in earnings, are recorded as a component of funds from operations and as such are considered distributable income.

Lease rental remission will also be granted for a mineral licence or lease issued by the Crown that has a well or wells shut-in, according to IL 2004-36.

Parties wishing to contest the production status of an interval or intervals were required to file evidence with the AEUB by February 14, 2005 for a final hearing pursuant to Phase 3 of General Bulletin 2003-28. PET filed detailed evidence supporting the resumption of production for six pools representing approximately 8.5 MMcf/d of shut-in production or half of the production the Trust currently has shut-in pursuant to AEUB Orders. PET also reiterated to the AEUB its continued objection to all zones that have been shut-in as a result of the interim hearing, based on the new evidence that the Trust has submitted.

In addition, PET has reviewed the evidence submissions of all other parties and found that five additional producing wells, representing a total of less than 0.2 MMcf/d net to the Trust, have been further requested shut-in by other parties. As a result, PET concludes that it will have very little incremental gas beyond that already shut-in subject to review at the final hearing. Any changes in productive status resulting from the final hearing should result in increased gas production for PET. The AEUB intends to make final decisions and issue final orders, when appropriate, confirming the production status of every interval within the scope of the Phase 3 proceedings, including those intervals whose production status is not contested in the final hearing. PET anticipates final decisions will be issued in late 2005 or early 2006 after the conclusion of the final hearing which is currently scheduled to begin June 14, 2005.

Production volumes

Production volumes during 2004 averaged 102.5 MMcfe/d compared with 85.6 MMcfe/d in 2003, a 20 percent increase. The increase in production was attributed to the Marten Hills acquisition that was effective January 1, 2004 in addition to the acquisition of Cavell, the Athabasca acquisition, the Saleski property purchase and the results of the 2004 capital expenditure program. These acquisitions resulted in an increase in average 2004 production of approximately 63 MMcfe/d while the Trust’s 2004 winter capital program added approximately 7 MMcf/d of production above the base case forecast in PET’s independent reserve report.

In 2004, five properties located within the Trust’s four core areas accounted for 41 percent of the Trust’s production with one property accounting for 16 percent of the total production. This diversification of production minimizes the risk that operating problems at a specific property will materially impact the Trust.

Production

	2004	2003	2002
Natural gas (Mcf/d)	102,323	85,574	94,842
Oil (Bbls/d)	25	-	-
Total Production (Mcfe/d)	102,472	85,574	94,842

PET expects 2005 production to average approximately 122 MMcfe/d after incorporating production declines on existing properties and the positive impact of ongoing exploration and development activities on the assets. PET does not budget for acquisitions due to uncertainty regarding their completion and the timing thereof.

Commodity prices

Prices and marketing

	2004	2003	2002
Reference prices
AECO gas ($/Mcf)	$ 6.54	$ 6.70	$ 4.07
Alberta Gas Reference Price ($/Mcf)	$ 6.28	$ 6.13	$ 3.88

Average PET prices
Natural gas, before hedging ($/Mcfe)	$ 6.51	$ 6.39	$ 3.83
% AECO, before hedging	100%	95%	94%
% Alberta Gas Reference Price, before hedging	104%	104%	99%
Natural gas, after hedging ($/Mcfe)	$ 6.40	$ 6.72	$ 3.83
% AECO, after hedging	98%	100%	94%
% Alberta Gas Reference Price, after hedging	102%	110%	99%

U.S. natural gas prices are typically referenced off NYMEX at the Henry Hub, Louisiana while western Canada natural gas prices are referenced to the AECO Hub in Alberta. AECO Hub prices were $6.54 per Mcf and $6.70 per Mcf for 2004 and 2003 respectively; a decrease of two percent.

The Alberta Gas Reference Price is the monthly weighted average of an intra-Alberta consumers’ price and an ex-Alberta border price, reduced by allowances for transporting and marketing gas. The Alberta Gas Reference Price is used to calculate Alberta Gas Crown Royalties. The Alberta Gas Reference Price increased two percent from $6.13 per Mcf in 2003 to $6.28 per Mcf in 2004.

PET’s average well head gas price, prior to hedging transactions, increased by two percent to $6.51 per Mcfe in 2004 from $6.39 per Mcfe in 2003. PET’s average gas price after hedging transactions was $6.40 per Mcfe and $6.72 per Mcfe in 2004 and 2003 respectively.

Hedging and risk management

PET’s hedging activities are conducted in consultation with the Board of Directors of the administrator of the Trust with the objective of using a proactive and opportunistic approach to hedging in order to maximize distributable income while managing price risk rather than a routine portfolio approach. A number of market analysis tools are used in an attempt to identify perceived anomalies or trends in natural gas markets. In addition hedging may be used to ensure or enhance the economics related to significant acquisitions. The Trust limits its hedging activity for any given period to 50 percent of forecast production for that period.

In 2004, the Trust’s hedging activities resulted in a net payment of $4.3 million or $0.11 per Mcfe (2003 - $10.3 million net receipt: $0.33 per Mcfe). Activity in 2002 did not include any hedging as the 2002 results represent an allocation of the northeast Alberta operations of PRL.

Revenue

Oil and natural gas revenue in 2004 was $240.0 million, representing a 14 percent increase from $209.8 million in 2003. Revenue growth was achieved via higher natural gas volumes.

Revenue

($ thousands)	2004	2003	2002
Oil and natural gas revenue, before hedging	244,303	199,488	132,631
Hedging receipts (payments)	(4,346)	10,318	-
Total revenue	239,957	209,806	132,631

Operating netbacks

A 2004 operating netback of $4.00 per Mcfe compared with $4.33 per Mcfe in 2003 reflected the five percent decline in realized natural gas prices and a 16 percent increase in unit operating costs.

Operating costs include all costs associated with the production of oil and natural gas from the time the well commences commercial production to the point at which the product enters a pipeline for transport. Gathering and processing costs are also included in operating costs. Revenue received from the processing of third-party production at PET’s facilities is netted against operating costs.

Operating costs increased by 40 percent (16 percent per Mcfe) to $38.8 million ($1.03 per Mcfe) in 2004 from $27.7 million ($0.89 per Mcfe) in 2003. Operating costs increased by $11.1 million in 2004 due to the increased production volumes related to the Marten Hills, Athabasca, and Cavell acquisitions. Unit costs increased as a result of ongoing fixed costs for facilities with lost production from the gas over bitumen shut-ins and an overall industry trend towards increasing operating costs resulting from competitive conditions and a shortage of oilfield services.

PET pays Crown, freehold and overriding royalties that are dependent upon production volumes, commodity prices, location and age of producing wells and type of production. Gas Crown royalties are reduced by Gas Cost Allowance (“GCA”) deductions. The GCA deductions are based on processing fees and allowable capital cost incurred at a property and are in accordance with Crown royalty regulations. Royalty income received is included in revenue. The effective royalty rate applicable to the Trust in 2004 was 17.3 percent (2003 – 18.2 percent) or $1.11 per Mcfe (2003 – $1.22 per Mcfe).

Costs to transport the product from the wellsite to the commercial market are not reflected as an operating cost but rather are recorded as transportation costs for the product. Total transportation costs increased by 14 percent to $9.8 million ($0.26 per Mcfe) in 2004 from $8.6 million ($0.28 per Mcfe) in 2003. The increased transportation costs are a factor of the 20 percent increase in production from 2003 to 2004. In 2004, PET retroactively adopted the new accounting standard requiring that revenue be reported before transportation costs with separate disclosure of transportation costs in net earnings.

The components of operating netbacks are shown below:

Netback

($ per Mcfe)	2004	2003	2002
Gas price	6.40	6.72	3.83
Royalties	(1.11)	(1.22)	(0.63)
Operating costs	(1.03)	(0.89)	(0.87)
Transportation costs	(0.26)	(0.28)	(0.26)
Netback	4.00	4.33	2.07

Shut-in gas over bitumen netbacks

A 2004 netback of $2.29 per Mcfe compared to $1.86 per Mcfe in 2003 reflected the gas over bitumen financial solution implemented at year end as a result of the amendments to the Natural Gas Royalty Regulation. The formula contained in the amended Regulation allows for a royalty adjustment of:

0.5 x [(deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.4293/GJ)]

Through this formula, operating costs are effectively deemed to be $0.45 per Mcf, royalties are deemed to be 20 percent, the deemed production is assigned the Alberta Gas Reference Price, which includes a transportation component and the entire formula is assigned an arbitrary 50 percent reduction factor. The components of netbacks for the gas over bitumen shut-in reserves can be derived as below:

Netback

($ per Mcfe)	2004(3)	2003(1)(3)	2002
Average deemed volume (MMcf/d)(2)	16.7	9.6	-
Gas price	6.28	5.20	-
Royalties	(1.26)	(1.04)	-
Operating costs	(0.45)	(0.45)	-
Arbitrary multiplier	(2.28)	(1.85)	-
Netback	2.29	1.86	-

(1)

From September 1, 2003 to December 31, 2003

(2)

Represents an average of 14.6 MMcf/d of shut-in production (2003 – 7.5 MMcf/d) and 2.1 MMcf/d of wells denied production under AEUB ID 99-1 (2003 – 2.1 MMcf/d)

(3)

All actual gas over bitumen royalty adjustments received in 2004, including retroactive payments for shut-in during the period September 1 through December 31, 2003, have been recorded as an adjusting item for cash flow from operations in 2004. Gas over bitumen royalty adjustments have not been restated for 2003

The deemed production volume includes all gas shut-in or denied production pursuant to a Decision Report, corresponding AEUB Order or General Bulletin, or through correspondence in relation to an AEUB ID 99-1 application. The Trust’s current net deemed production volume for purposes of the royalty adjustment is
22.8 MMcf/d. According to Alberta Department of Energy Information Letter 2004-36, the deemed production volume will be reduced by 10 percent at the end of every year of shut-in.

General and administrative expense

General and administrative expenses (“G&A”) include costs incurred by PET which are not directly associated with the production of oil and natural gas. The most significant components of G&A expenses are office employee compensation costs, office rent and gas over bitumen costs. Field employee compensation costs for field employees are charged to operating expenses. Overhead recoveries resulting from the allocation of administrative costs to joint venture partners are recorded as a reduction of
G&A expenses.

G&A expenses, net of overhead recoveries on operated properties, increased to $13.8 million ($0.37 per Mcfe) in 2004 from
$4.7 million ($0.15 per Mcfe) in 2003. The 2004 total included
$1.2 million in legal and consulting expenditures directly related to the AEUB gas over bitumen issue (2003 – $0.7 million). In addition, PET has expensed $5.5 million in 2004 related to Trust Unit-based compensation costs charged to earnings under new accounting rules adopted for 2004. The Trust Unit-based compensation costs were not restated for 2003. The Trust expects 2005 G&A costs excluding non-cash G&A to increase slightly as a result of a full year of increased G&A costs following the Cavell and Athabasca acquisitions and the increased capital expenditure program in 2005, offset by reduced costs associated with office rent as the
Trust purchased the building occupied by its head office in November 2004.

General and administrative expense

2004	2003	2002

	$000’s	$/Mcfe	$000’s	$/Mcfe	$000’s	$/Mcfe
Cash general & administrative	7,119	0.19	3,980	0.13	3,987	0.12
Gas over bitumen costs	1,160	0.03	696	0.02	-	-
Trust Unit compensation	5,493	0.15	-	-	-	-
Total general & administrative	13,772	0.37	4,676	0.15	3,987	0.12

Interest expense

Interest expense increased to $4.8 million in 2004 from $2.4 million in 2003 as a result of a higher monthly average debt balance following the Cavell and Athabasca acquisitions. This was offset by a slightly lower interest rate as a result of the reduction of the Trust’s Bankers’ Acceptance stamping fee rate from 1.50 percent to 1.25 percent in August of 2004. Interest expense was minimized over the course of the year by financing debt through the issuance of lower cost Bankers’ Acceptances as opposed to borrowing at the prevailing bank prime interest rates.

On August 10th, the Trust issued $48 million of convertible debentures to finance the Athabasca acquisition. Throughout the remainder of the year, $9.6 million debentures were converted into 674,711 Trust Units. In 2004, $1.4 million of interest on the convertible debentures was expensed.

Depletion, depreciation and accretion

PET’s 2004 depletion, depreciation and accretion (“DD&A”) rate increased to $2.90 per Mcfe from $2.01 per Mcfe in 2003, primarily due to the downward revisions in the Trust’s proved reserves at December 31, 2004 and the reduction of proved reserves for the Trust’s Saskatchewan assets acquired through the Cavell plan of arrangement during 2004. The Trust calculates its depletion factor using proved reserves and production and as such neither the shut-in gas over bitumen reserves nor the gas over bitumen royalty adjustment are included in the DD&A calculation. The DD&A rate includes accretion expense on the asset retirement obligation of $2.1 million in 2004 ($1.2 million in 2003).

Depletion, depreciation and accretion

($ thousands except where noted)	2004	2003	2002
Depletion expense	106,777	61,436	50,383
Accretion of asset retirement obligation	2,090	1,239	1,163
Total	108,867	62,675	51,546
$/Mcfe	2.90	2.01	1.49

Property, plant and equipment costs included undeveloped land of $72.5 million (2003 - $46.8 million) and $35.4 of costs related to shut-in gas over bitumen reserves which are currently not subject to depletion.

Income taxes

The Trust and its principal operating entities are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the Unitholders. As the Trust distributes all of its taxable income to the Unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made relative to the Trust. The Administrator has no tax balances.

The Trust’s corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Capital expenditures

Total capital expenditures, including net property and corporate acquisitions, aggregated to $425.1 million in 2004 ($310.5 million in 2003). Of the total, $28.9 million was incurred on drilling and completions, geological, geophysical and facilities expenditures, with the remaining $396.2 million attributable to net property and corporate acquisitions.

In late 2004 PET acquired the five storey office building in downtown Calgary, which has housed its offices since the formation of the Trust, from PRL for $10.5 million. The building which has an appraised value of $12.6 million provides effective facilities for the Trust, shields PET from escalating rental rates and provides potential for increasing real estate values.

A breakdown of capital expenditures by category is shown below:

Capital expenditures

($ thousands except where noted)	2004	2003	2002
Exploration and development expenditures	28,891	8,327	11,468
Acquisitions	417,779	32,252	-
Dispositions	(32,750)	-	-
Oil and gas properties acquired from PRL	-	269,162	-
Other	11,169	757	2,828
Total capital expenditures and net acquisitions	425,089	310,498	14,296

The Board of Directors of the Administrator of PET has approved a capital budget for exploration and development expenditures of up to $45 million for 2005.

Cost recovery test

PET performs cost recovery tests annually or as economic events dictate. An impairment loss is recognized when the carrying amount of a property or project is greater than the sum of the expected future cash flows (undiscounted and without interest charges) from that property or project. The amount of the impairment loss is calculated as the difference between the carrying amount and the present value of estimated future cash flows.

The sum of the expected future cash flows for the total of all of PET’s properties greatly exceeds the carrying amount of its property, plant and equipment. The successful efforts accounting methodology followed by PET prescribes that each constituent property group be tested individually for impairment. Testing of the Saskatchewan property grouping resulted in an impairment amount of $65.4 million as at December 31, 2004 and as a result the entire property, plant and equipment account of PET has been reduced by that amount through an additional charge to depletion and depreciation. Such adjustments relate to prescribed determinations under the successful efforts method of accounting and should not be taken to represent indications of the fair market value of PET’s assets or the possible impairment of such value.

This impairment charge arose primarily in connection with the year-end reserve evaluation in the Trust’s Saskatchewan cost centre. The properties acquired in the Cavell acquisition in the West Central Saskatchewan and Abbey areas have been affected by technical and well performance difficulties. Consequently, assignment of reserves at December 31, 2004 was less than anticipated when evaluated by the Trust’s independent reserve consultants. PET’s technical teams continue to evaluate the properties in an ongoing effort to solve the technical challenges of this area.

At December 31, 2003, PET recorded a writedown of property, plant and equipment of $9.8 million related to the gas over bitumen issue. The estimated value of the reduced royalties associated with the gas over bitumen financial solution significantly exceeds the net book value of the shut-in reserves; therefore no further writedown for the shut-in reserves has been recorded in 2004.

Capitalization and financial resources

Capitalization and financial resources

($ thousands except per Trust Unit and percent amounts)	2004	2003
Bank and other debt	171,698	55,564
Convertible debentures	38,419	-
Working capital deficiency (surplus)	2,611	(2,196)
Net debt	212,728	53,368
Trust Units outstanding (000’s)	65,327	44,638
Market price at end of period	15.88	11.68
Market value of Trust Units	1,037,392	521,371
Total capitalization(1)	1,250,120	574,744
Net debt as a percent of total capitalization	17.0%	9.3%
Cash flow	143,592	126,360
Net debt to cash flow ratio	1.5	0.4

(1)

Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

PET commenced bank borrowing in March 2003. At December 31, 2004, PET had bank debt outstanding of $171.7 million compared with $55.6 million at December 31, 2003, $38.4 million in Convertible Debentures versus nil at December 31, 2003, and a working capital deficit of $2.6 million versus a working capital surplus of $2.2 million at the end of 2003. The 2004 year-end working capital deficit is a result of normal operating conditions in periods when the Trust incurs significant capital expenditures. PET participated in significant capital projects near the end of the year resulting in accrued capital expenditures of $7.6 million at December 31, 2004 compared with $1.2 million at December 31, 2003.

PET has a revolving credit facility with a syndicate of five Canadian Chartered Banks. As at the date of this report the revolving credit facility had a borrowing base of $220 million. The facility consists of a demand loan of $210 million and a working capital facility of $10 million. In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $2.85 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Bankers’ Acceptances (“BA”), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate. The average interest rate at
December 31, 2004 was 3.78 percent.

December 31, 2004 net debt to total capitalization was 17.0 percent (9.3 percent in 2003) and net debt to 2004 cash flow was 1.5 years (0.4 times in 2003) based upon cash flow from operations of $143.6 million and net debt of $212.7 million.

The Trust’s current plans are to finance the approved 2005 capital budget of $45 million from cash flow.

Convertible debentures

On August 10, 2004, PET issued $48 million of Convertible Debentures for net proceeds of $46.1 million. The Convertible Debentures have a maturity date of September 30, 2009.

The Convertible Debentures bear interest at 8.0 percent per annum, paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET, including its credit facility. The Convertible Debentures are convertible at the option of the holder into PET Trust Units at any time prior to September 30, 2009 at a conversion price of $14.20 per Unit. The Convertible Debentures are not redeemable by PET on or before September 30, 2007 but may be redeemed in whole or in part at the option of PET at a price of $1,050 per Convertible Debenture after September 30, 2007 and prior to September 30, 2008 at a price of $1,025 per Convertible Debenture thereafter until their maturity. Redemption and conversions entitle the holder to accrued and unpaid interest to and including the effective date.

At the option of PET, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95 percent of the weighted average trading price. The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation. At December 31, 2004, $9.6 million in Convertible Debentures had been converted into 674,711 Trust Units and the fair market value of the outstanding Convertible Debentures was $43.9 million.

In 2004 PET early-adopted the new accounting rules in effect for fiscal years ending on or after November 1, 2004, which will require the Convertible Debentures to be disclosed as financial liabilities rather than equity on the balance sheet.

Unitholders’ equity

PET’s total capitalization was $1,250.1 million at December 31, 2004 with the market value of the Trust Units representing
83 percent of total capitalization. During 2004, the market price of the Trust Units ranged from $9.92 to $16.87 with an average daily trading volume of 268,000 Units.

PET implemented an industry-leading distribution reinvestment and optional Trust Unit purchase plan (“DRIP Plan”) for eligible Unitholders of the Trust in February 2004. The DRIP Plan provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 94 percent of the Treasury Purchase Price, which is defined as the daily volume weighted average trading prices of the Trust Units for the
10 trading days immediately proceeding a distribution payment date. As well, subject to thresholds and restrictions described in the DRIP Plan, it contains a provision for the purchase of additional Trust Units with optional cash payments of up to $100,000 per participant per fiscal year of PET to acquire additional Trust Units at the same six percent discount to the Treasury Purchase Price. No additional commissions, service or brokerage fees will be charged to the Unitholder for these transactions. The DRIP Plan resulted in an additional 632,829 Trust Units being issued in 2004 at an average price of $12.93 raising a total of $8.2 million.

On December 31, 2004 there were 65.3 million Trust Units outstanding. Trust Units were issued during 2004 as follows:

•

On May 18, 2004 PET closed an equity financing issuing
4.5 million Trust Units at $11.20 per Unit for net proceeds of $47.9 million.

•

On July 16, 2004 PET issued 6.9 million Trust Units as a
part of the Cavell acquisition at $11.35 for net proceeds of $78.7 million.

•

On August 10, 2004 PET closed an equity financing
issuing 7.8 million Trust Units at $12.65 for net proceeds
of $91.5 million.

•

During 2004, 0.2 million Trust Units were issued by way of exercised Incentive Rights for net proceeds of $1.9 million.

•

During 2004, 0.6 million Trust Units were issued through the DRIP Plan for net proceeds of $8.2 million.

•

In 2004, 0.7 million Trust Units were issued through the conversion of Convertible Debentures to Trust Units.

Cash distributions

PET declared cash distributions of $121.3 million ($2.18 per Unit) in 2004 representing 84 percent of 2004 cash flow, bringing total cumulative distributions since inception to $244.5 million, ($5.064 per Trust Unit). In 2003, declared cash distributions were
$123.2 million ($2.884 per Trust Unit), representing 97 percent of cash flow.

Historical distributions by calendar year

Calendar Year	Distributions	Taxable	Return of Capital
2004	$ 2.180	1.713	0.467
2003	2.884	1.500	1.384
Cumulative	$ 5.064	3.213	1.851

Taxation of 2004 cash distributions

Cash distributions are comprised of a return of capital portion (tax deferred) and a return on capital portion (taxable). For cash distributions received or receivable by a Canadian resident, outside of a registered pension or retirement plan in the 2004 taxation year, the split between the two is 78.58 percent taxable and 21.42 percent tax deferred.

PET, in consultation with its tax advisors, is of the view that the 2004 distributions paid to non-corporate Unitholders who are U.S. residents are “Qualified Dividends” for U.S. tax purposes. With respect to distributions paid in 2004, 82.39 percent would be reported as qualified dividends and 17.61 percent would be reported as non-taxable return of capital for U.S. Persons. PET performed an Earnings and Profits calculation for U.S. tax purposes in order to make this determination.

2004 Distributions by month ($ per Trust Unit)

Payment Date	Canadian Taxable Amount	Canadian Tax Deferred Amount (Return of Capital)	Total Distribution
February 16, 2004	$ 0.157	$ 0.043	$ 0.200
March 15, 2004	0.126	0.034	0.160
April 15, 2004	0.126	0.034	0.160
May 17, 2004	0.126	0.034	0.160
June 15, 2004	0.126	0.034	0.160
July 15, 2004	0.126	0.034	0.160
August 16, 2004	0.141	0.039	0.180
September 15, 2004	0.157	0.043	0.200
October 15, 2004	0.157	0.043	0.200
November 15, 2004	0.157	0.043	0.200
December 15, 2004	0.157	0.043	0.200
January 17, 2005	0.157	0.043	0.200
Total	$ 1.713	$ 0.467	$ 2.180(1)
Percent	78.58%	21.42%	100.0%

(1) Total is based upon cash distributions paid and payable during 2004

2005 Cash distributions

PET has declared three consecutive payments of $0.22 per Trust Unit in 2005 following implementation of the gas over bitumen financial solution announced by the Trust in January.

PET estimates that this level of monthly distributions of $0.22 per Unit per month will be sustainable for the foreseeable future, based upon the Trust’s current hedges and the forward market for natural gas prices, however distributions are subject to change as dictated by actual conditions.

2005 Guidance and sensitivities

Based on current commodity prices, PET’s hedging portfolio, production levels and exploration and development capital expenditure budget, following are PET’s current estimates of its 2005 results:

		2004	2005E(1)(2)
Natural Gas Production	MMcf/d	103	120
Gas prices
AECO Monthly Index	$/GJ	$ 6.46	$ 7.10
PET Realized	$/Mcf	$ 6.40	$ 7.50
Monthly cash flow	$/Unit/Month	$ 0.205	$ 0.260
Monthly average distributions	$/Unit/Month	$ 0.182	$ 0.220
Payout ratio	%	84%	85%
Ending debt to cash flow ratio(3)	Times	1.5	1.0

(1)

Cash flow incorporates royalty adjustments for gas over bitumen shut-in gas

(2)

Includes forward gas prices as of March 15, 2005, PET hedging activity and physical forward sales and PET contracts but no future acquisitions

(3)

Calculated as ending net debt, including Convertible Debentures as debt, divided by annualized cash flow

Below is a table that shows sensitivities of PET’s 2005 cash flow to operational changes and changes in the business environment:

		Impact on Cash Flow per Trust Unit
	Change	Annual	Monthly
Business environment
Price per Mcf of natural gas
(PET Avg.)	$ 0.25/Mcf	0.14	0.012
Interest rate on debt	2%	0.05	0.004
Operational
Gas production volume	5 MMcf/d	0.13	0.011
Operating Costs	$ 0.10/Mcf	0.07	0.006
Cash G&A expenses	$ 0.10/Mcf	0.07	$ 0.006

These sensitivities assume operating costs of $1.10 per Mcf, cash general and administrative expenses of $0.15 per Mcf, and an interest rate on long term bank debt of 5.25 percent.

Financial reporting and regulatory update

There have been several changes in the financial reporting and securities regulatory environment in 2004 that have impacted PET and all public entities. Canadian securities regulators and the Canadian Institute of Chartered Accountants (“CICA”) are undertaking these measures to increase investor confidence through increased transparency, consistency and comparability of financial statements and financial information. As well, the changes have been brought about by a goal of aligning Canadian standards more closely with those in the United States.

The following new and amended standards were implemented by the Trust in 2004 and their impact is reflected in the 2004 financial statements:

Stock Based Compensation and Other Stock Based Payments – In September 2003, the CICA issued an amendment to section 3870 “Stock based compensation and other stock based payments”. The amended section was effective for fiscal years beginning on or after January 1, 2004.

Transportation Costs – New accounting standards effective for fiscal years beginning on or after October 1, 2003 focus on what constitutes Canadian GAAP and its sources, including the primary sources of generally accepted accounting principles. In prior years, it had been industry practice to record revenue net of related transportation costs. In accordance with the new accounting standard, revenue is now reported before transportation costs with separate disclosure in the consolidated statement of earnings and accumulated earnings of transportation costs. This change in classification has no impact on net earnings, earnings per Trust Unit or working capital and the comparative figures have been restated to conform to the presentation adopted for the current year.

Hedging Relationships – In December 2001, the CICA issued Accounting Guideline 13 “Hedging Relationships” that deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. Accounting Guideline 13 is intended to harmonize Canadian GAAP with SFAS No.133 “Accounting for Derivatives Instruments and Hedging Activities”. The guideline is effective for fiscal years beginning on or after July 1, 2003.

Continuous Disclosure Obligations – Effective March 31, 2004, the Trust and all reporting issuers in Canada will be subject to new disclosure requirements as per National Instrument 51-102 “Continuous Disclosure Obligations”. This new instrument is effective for fiscal years beginning on or after January 1, 2004. The instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and the Annual Information Form (“AIF”). The instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for the Trust to mail annual and interim financial statements and MD&A to Unitholders, but rather these documents will be provided on an “as requested” basis. It is PET’s intention to make these documents available on the Trust’s website on a continuous basis.

Variable Interest Entities – In June 2003, the CICA issued Accounting Guideline 15 “Consolidation of Variable Interest Entities” which deals with the consolidation of entities that are subject to control on a basis other than ownership of voting interests. This guideline is effective for annual and interim periods beginning on or after November 1, 2004. The Trust has assessed that this new guideline is not applicable based on the current structure of the Trust and therefore will have no impact of financial statements of the Trust. However, this new guideline will be assessed in future periods to determine the applicability and resulting financial statement implications at that time.

Impact on net earnings of change in accounting policies

The implementation of a new accounting policy relating to asset retirement obligations has resulted in restatement of previously reported annual and quarterly net earnings. The restatement was required per the transitional provisions of the accounting standard.

The following table illustrates the impact of the new accounting policy on annual net income for the years and quarters which have been presented for comparative purposes:

2004

($ thousands)	Q4	Q3	Q2	Q1	Total
Net earnings (loss) before changes in accounting policies(1)	(30,484)	2,890	5,029	1,902	(20,663)
Increase (decrease) in net earnings
Asset retirement obligation(2)	-	-	-	-	-
Net earnings (loss) after change in accounting policies	(30,484)	2,890	5,029	1,902	(20,663)

2003

($ thousands)	Q4	Q3	Q2	Q1	Total
Net earnings (loss) before changes in accounting policies(1)	(2,574)	11,993	17,502	26,416	53,337
Increase (decrease) in net earnings
Asset retirement obligation(2)	(238)	323	(518)	(470)	(903)
Net earnings (loss) after change in accounting policies	(2,812)	12,316	16,984	25,946	52,434

(1)

This represents net earnings as reported before retroactive restatement for changes in accounting policies.

(2)

The new accounting policy for asset retirement obligations was implemented in the fourth quarter of 2003. This new standard requires retroactive application with restatement of all periods presented for comparative purposes.

Quantitative and qualitative disclosures about market risk

PET’s operations are affected by a number of underlying risks, both internal and external to the Trust. These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector.
The Trust’s financial position, results of operations, and cash available for distribution to Unitholders are directly impacted by these factors.

Reserve estimates

The reserve and recovery information contained in PET’s independent reserve evaluation is only an estimate. The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserve evaluator. A significant portion of the principal properties acquired during 2004 have relatively short production histories which may make estimates on those properties more subject to revisions. The reserve report was prepared using certain commodity price assumptions that are described in the notes to the reserve tables. If lower prices for crude oil and natural gas are realized by the Trust and substituted for the price assumptions utilized in those reserve reports, the present value of estimated future net cash flows for the Trust’s reserves would be reduced and the reduction could be significant.

Cyclical and seasonal impact on industry

The Trust’s operational results and financial condition will be dependent on the prices received for natural gas production. Natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors including weather and general economic conditions, as well as conditions in other oil and natural gas producing regions. Any decline in natural gas prices could have an adverse effect on the Trust’s financial condition.

Operational matters

The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damages to operating subsidiaries of the Trust and possible liability to third parties. PET will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. PET may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce distributable cash.

Continuing production from a property, and to some extent marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased significantly over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Trust to certain properties. A reduction of the distributions could result in such circumstances.

Expansion of operations

The operations and expertise of management of the Trust are currently focused on natural gas production and development in the Western Canadian sedimentary basin. In the future, the Trust may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit the activities of the Trust to oil and gas production and development, and the Trust could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of PET’s activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors, which may result in the future operational and financial condition of the Trust being adversely affected.

Acquisitions

The price paid for reserve acquisitions is based on engineering and economic estimates of the reserves made by independent engineers modified to reflect the technical views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas, and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and the Trust. In particular, changes in prices of and markets for petroleum and natural gas from those anticipated at the time of making such assessments will affect the amount of future distributions and as such the value of the Trust Units. In addition, all such estimates involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flows and distributions to Unitholders.

Debt service

Amounts paid in respect of interest and principal on debt will reduce distributions. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of distributions. Certain covenants of the agreements with PET’s lenders may also limit distributions. Although PET believes the credit facilities will be sufficient for the Trust’s immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Trust or that additional funds will be able to be obtained.

The lenders will be provided with security over substantially all of the assets of PET. If PET becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell the
working interests.

Depletion of reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. PET will not be reinvesting cash flow in the same manner as other industry participants as one of the main objectives of the Trust is to maximize long-term distributions. Accordingly, absent capital injections, PET’s initial production levels and reserves will decline.

PET’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on PET’s success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Trust’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, PET’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that PET is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributions will be reduced.

There can be no assurance that PET will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

Net asset value

The net asset value of the assets of the Trust will vary from time to time dependent upon a number of factors beyond the control of management, including oil and natural gas prices. The trading prices of the Trust Units from time to time are also determined by a number of factors that are beyond the control of management and such trading prices may be greater than the net asset value of the Trust’s assets.

Additional financing

In the normal course of making capital investments to maintain and expand the oil and natural gas reserves of the Trust, additional Trust Units are issued from treasury which may result in a decline in production per Trust Unit and reserves per Trust Unit. Additionally, from time to time the Trust issues Trust Units from treasury in order to reduce debt and maintain a more optimal capital structure. Conversely, to the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Trust’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that PET is required to use cash flow to finance capital expenditures or property acquisitions, to pay debt services charges or to reduce debt, the level of distributable income will be reduced.

Non-resident ownership of trust units

In order for the Trust to maintain its status as a mutual fund trust under the Income Tax Act (Canada), the Trust intends to comply with the requirements of the Income Tax Act (Canada) for “mutual fund trusts” at all relevant times. In this regard, the Trust shall among other things, monitor the ownership of the Trust Units to carry out such intentions. The Trust Indenture provides that, if at any time, the Trust becomes aware that the beneficial owners of 50 percent or more of the Trust Units then outstanding are or may be non-residents of Canada or that such situation is imminent, the Trust shall take such actions as may be necessary to carry out the foregoing intention.

Accounting write-downs as a result of GAAP

Canadian GAAP requires that management apply certain accounting policies and make certain estimates and assumptions that affect reported amounts in the consolidated financial statements of the Trust. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavorably by the market and result in an inability to borrow funds and/or may result in a decline in the Trust Unit price. The carrying value of property, plant and equipment, the carrying value of goodwill and the value of hedging instruments are some of the items which are subject to valuation and potential non-cash write-downs.

Renegotiation or termination of contracts

As at the date hereof, the Trust does not anticipate that any aspect of its business will be materially affected in the current fiscal year by the renegotiation or termination of contracts or subcontracts.

Competitive conditions

The Trust is a member of the petroleum industry which is highly competitive at all levels. The Trust competes with other companies and other energy trusts for all of its business inputs including exploitation and development prospects, access to commodity markets, property and corporate acquisitions, and available capital. The Trust endeavours to be competitive by maintaining a strong financial condition, by attracting and retaining technically competent and accountable staff, by refining and enhancing business processes on an ongoing basis and by utilizing current technologies to enhance exploitation, development and operational activities.

Environmental considerations

The Trust is proactive in its approach to environmental concerns. Procedures are in place to ensure that due care is taken in the day-to-day management of its properties. All government regulations and procedures are followed in adherence to the law. The Trust believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Trust.

Government regulation risk

PET operates in a highly regulated industry and it is possible any changes in such regulation or adverse regulatory decisions could affect our production which could reduce distributions to Unitholders. Additional details with respect to the gas over bitumen regulatory issue are described elsewhere in this MD&A.

Commodity price, foreign exchange and interest rate risk

The two most important factors affecting the level of cash distributions available to Unitholders are the level of production achieved by PET, and the price received for its products. These prices are influenced in varying degrees by factors outside the Trust’s control. Some of these factors include:

•

economic conditions that influence the demand for natural gas and the level of interest rates set by the governments of Canada and the U.S.;

•

weather conditions that influence the demand for natural gas;

•

transportation availability and costs; and

•

price differentials among markets based on transportation costs to major markets.

To mitigate these risks, PET has an active hedging program in place based on an established set of criteria that has been approved by the Board of Directors of the Administrator. The results of the hedging program are reviewed against these criteria and the results actively monitored by the Board.

Beyond our hedging strategy, PET also mitigates risk by having a diversified gas marketing portfolio and by transacting with a number of counter-parties and limiting exposure to each counter-party.

The contracts that PET has with aggregators vary in length. They represent a blend of domestic markets with fixed and floating prices designed to provide price diversification to our revenue stream.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in a corporation. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation. The Trust’s sole assets will be the royalty interests in the properties. The price per Trust Unit is a function of anticipated distributable income, the properties acquired by PET and PET’s ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire stable oil and natural gas properties. Changes in market conditions may adversely affect the trading prices of the Trust Units.

Management and financial reporting systems

The Trust continuously assesses and documents its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust’s financial and operating results incorporate certain estimates including:

a)

estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

b)

estimated capital expenditures on projects that are in progress; and

c)

estimated depletion, depreciation and accretion costs that are based on estimates of oil and natural gas reserves which the Trust expects to recover in the future.

d)

PET follows the successful efforts method of accounting. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

e)

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost-recovery test annually or as economic events dictate. An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the discounted present value of estimated future cash flows. The carrying values of capital assets including the costs of acquiring proven and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimate. Further, past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates.

The PET management team’s mandate includes ongoing development of procedures, standards and systems to allow PET staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust’s environmental, health and safety policies.

Historical Review

Financial and Operating Highlights(1)

Year Ended December 31

($CDN thousands, except volume and per Trust Unit amounts)	2004	2003	2002
Financial
Operating revenue before royalties	239,957	209,806	132,631
Per Trust Unit(2)	4.43	4.93	3.35
Cash flow(3)	143,592	126,360	59,699
Per Trust Unit(2)	2.65	2.97	1.51
Net earnings (loss)(4)	(20,663)	52,434	7,406
Per Trust Unit(2)	(0.38)	1.23	0.19
Cash distributions	121,314	123,202	n/a
Per Trust Unit(5)	2.18	2.884	n/a
Total assets	556,711	260,984	277,348
Net debt outstanding	174,309	53,368	n/a
Convertible debentures	38,419	-	-
Unitholders’ equity	264,451	166,065	235,880
Capital expenditures
Exploration, development and other	40,060	9,084	14,296
Acquisitions (net)	385,029	32,252	-
Trust Units outstanding (thousands)
End of period(7)	65,327	44,638	39,638
Weighted average(7)	54,188	42,597	39,638
Incentive rights	1,613	1,146	n/a
March 15, 2005	66,113	n/a	n/a
Operating
Production
Oil and natural gas (Bcfe)	37.5	31.2	34.6
Oil and natural gas (MMcfe/d)	102.5	85.6	94.8
Average prices
Oil and natural gas ($/Mcfe), before hedging	6.51	6.39	3.83
Oil and natural gas ($/Mcfe), after hedging	6.40	6.72	3.83
Reserves
Proved plus probable(6)
Natural gas (Bcf)	233.5	150.6	183.9
Land (thousands of net acres)
Undeveloped land holdings	775	322	364
Drilling
Wells Drilled (gross)
Gas	45	16	16
Service	-	1	2
Dry	1	-	2
Total	46	17	20
Success Rate	98	100	90

Quarterly Review

Financial and Operating Highlights(1)

2004	2003

($CDN thousands, except volume and per Trust Unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial
Operating revenue before royalties	79,665	59,156	49,904	51,232	43,022	48,812	53,643	64,329
Per Trust Unit(2)	1.22	0.99	1.06	1.15	0.96	1.09	1.30	1.62
Cash flow(3)	56,521	31,301	29,913	25,857	25,138	29,844	33,567	37,811
Per Trust Unit(2)	0.87	0.52	0.62	0.58	0.52	0.67	0.81	0.95(1)
Net earnings (loss)(4)	(30,484)	2,890	5,029	1,902	(2,812)	12,316	16,984	25,946
Per Trust Unit(2)	(0.47)	0.05	0.11	0.04	(0.06)	0.28	0.41	0.65
Cash distributions	39,135	35,925	22,973	23,281	26,783	29,015	34,504	32,900
Per Trust Unit(5)	0.60	0.58	0.48	0.52	0.60	0.65	0.804	0.83
Total assets	556,711	604,588	261,926	286,488	260,984	266,616	286,939	301,417
Net debt outstanding	174,309	167,021	41,735	97,208	53,368	37,168	38,420	60,633
Convertible Debentures	38,419	45,251	-	-	-	-	-	-
Unitholders’ equity	264,451	322,559	177,593	146,032	166,065	229,437	219,570	175,989
Capital expenditures
Exploration, development and other	23,415	1,260	234	14,701	1,043	(733)	87	8,687
Acquisitions	3,641	348,434	-	32,954	13,871	(38)	12,419	6,000
Trust Units outstanding (thousands)
End of period(7)	65,327	64,567	49,409	44,799	44,638	44,638	44,638	39,638
Weighted average(7)	65,082	59,738	47,019	44,731	44,638	44,638	41,342	39,638
Operating
Production
Oil and natural gas (Bcfe)	11.8	9.6	8.0	8.1	7.5	8.1	8.0	7.6
Oil and natural gas (MMcfe/d)	128.0	104.8	88.2	88.8	81.2	88.5	88.4	84.2
Average prices
Oil and natural gas ($/Mcfe), before hedging	6.74	6.36	6.57	6.32	5.33	5.82	6.22	8.21
Oil and natural gas ($/Mcfe), after hedging	6.78	6.14	6.21	6.34	5.76	6.00	6.67	8.48

(1)

All amounts in this report include the operations and results of the northeast Alberta properties of Paramount Resources Ltd. (“PRL”) which were acquired by PET during the three months ended March 31, 2003. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes PET as the successor entity to PRL’s northeast Alberta core area of operations as PET acquired substantially all of PRL’s natural gas assets in that region.

(2)

Based on weighted average Trust Units outstanding for the period.

(3)

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and include gas over bitumen royalty adjustments for shut-in production.

(4)

Net earnings for 2002 have been restated to reflect the retroactive application of a change in accounting policy relating to Asset Retirement Obligations.

(5)

Based on Trust Units outstanding at each cash distribution date.

(6)

As evaluated by McDaniel & Associates Consultants Ltd. in accordance with National Instrument NI 51-101. 2002 figures are proved plus ½ probable for comparability under NI 51-101.

(7)

The Trust Units indicated for periods prior to March 31, 2003 are pro forma. Actual Units were issued by PET in the first and second quarters of 2003. 9.9 million Units were issued to PRL on February 3, 2003 which in turn issued these Units to shareholders as a dividend in-kind. 29.7 million Units were issued March 10, 2003 pursuant to a Rights Offering.

Environmental remediation and abandonment

In connection with its NI 51-101 disclosure obligations, PET has engaged an independent evaluator to prepare and update a summary (the “Net Liability Report”) of abandonment and reclamation costs for PET’s surface leases, wells and facilities as well as estimated related salvage value. The Net Liability Report identifies total expected future costs of $98.3 million for the decommissioning, abandonment and reclamation of PET’s assets. Related salvage value is estimated at $59.0 million for plants, equipment and facilities. The McDaniel Report includes an undiscounted amount of $50.2 million ($26.8 million discounted at 10 percent) with respect to expected future well abandonment costs for PET’s proved plus probable reserves.

Net asset value

 The following table presents PET’s net asset value based upon the reserves assigned in the McDaniel report assuming:

1)

consultant’s pricing; and

2)

current forward gas pricing for two years and consultant pricing thereafter, undiscounted and discounted at 10 percent.

The salvage values for equipment and facilities identified in the Net Liability Report as well as management’s estimate of the value of undeveloped acreage and the Trust’s other assets have also been included in net asset value.

Net asset value

($ millions, except as noted as at December 31)	2004		2003
Discount rate	0%	10%	0%	10%
Estimated future cash flow(1)	845.5	606.2	362.1	273.9
Increment for current gas prices(2)	50.4	45.8	71.5	58.2
Net salvage value of equipment and facilities(3)	59.0	24.3	49.1	24.3
Fair market value of undeveloped land	55.2	55.2	18.3	18.3
Building (at cost)	10.5	10.5	-	-
Total assets	1,020.6	742.0	501.0	374.7
Net debt	(174.3)	(174.3)	(54.2)	(54.2)
Convertible Debentures	(38.4)	(38.4)
Total liabilities	(212.7)	(212.7)	(54.2)	(54.2)
Net asset value	807.9	529.4	446.8	320.5
Trust Units outstanding (millions)(4)	65.3	65.3	44.6	44.6
Net asset value per Trust Unit ($/Unit)	12.37	8.10	10.02	7.19

(1)

Proved and probable reserves from McDaniel Report.

(2)

Amount represents an adjustment to consultants pricing to reflect the calendar 2005 and 2006 actual and forward market for natural gas at AECO on March 24, 2005.

(3)

Net of wellsite reclamation and facilities abandonment costs not included in the McDaniel Report.

(4)

Trust Units outstanding at year end.

Auditors’ Report

To the Trustee of Paramount Energy Trust

We have audited the consolidated balance sheets of Paramount Energy Trust (“PET”) as at December 31, 2004 and 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of PET’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PET as at
December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Signed”

Chartered Accountants

Calgary, Canada

March 17, 2005

Management’s Report

The accompanying consolidated financial statements of Paramount Energy Trust and all the information in this Annual Report are the responsibility of Management and have been approved by the Board of Directors of the Administrator of the Trust.

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Trust’s assets are appropriately accounted for and adequately safeguarded.

The Audit Committee of the Board of Directors of the Administrator of the Trust consists of non-management directors. The Committee meets quarterly with management as well as with the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibility, and to review the Annual Report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the Unitholders. The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of external auditors.

The consolidated financial statements have been audited by KPMG LLP, the external auditor, in accordance with auditing standards generally accepted in Canada on behalf of the Unitholders. KPMG LLP has full and free access to the Audit Committee and Management.

“Signed”

“Signed”

Susan L. Riddell Rose

Cameron R. Sebastian

President and Chief Operating Officer

Vice President, Finance and Chief Financial Officer

March 17, 2005

Consolidated Balance Sheets

As at	December 31, 2004	December 31, 2003
($ thousands)

Assets
Current Assets
Accounts Receivable	$ 32,128	$ 19,029
Property, Plant and Equipment (Notes 4 and 5)	494,885	241,955
Goodwill (Note 4)	29,698	-
	$ 556,711	$ 260,984

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$ 21,674	$ 7,905
Distributions Payable	13,065	8,928
Bank and Other Debt (Note 6)	171,698	55,564
	206,437	72,397

Gas over Bitumen Royalty Adjustments (Note 13)	11,200	821
Asset Retirement Obligations (Notes 5 and 10)	34,116	21,701
Convertible Debentures (Note 7)	38,419	-
Future Income Taxes (Note 12)	2,088	-

Unitholders’ Equity
Unitholders’ Capital (Note 8)	496,192	260,018
Contributed Surplus (Note 3)	6,929	-
Equity Adjustments (Note 1)	(16,172)	(16,172)
Accumulated Earnings	22,120	45,421
Accumulated Distributions	(244,618)	(123,202)
	264,451	166,065
	$ 556,711	$ 260,984
See Accompanying Notes Basis of Presentation: Notes 1 and 2 Contingency: Note 13

“Signed”

“Signed”

John W. Peltier

Donald J. Nelson

Director

Director

Consolidated Statements of Earnings and Accumulated Earnings

Year Ended December 31	2004	2003
($ thousands except per Unit amounts)

Revenue
Oil and Natural Gas	$ 239,957	$ 209,806
Royalties	(41,661)	(38,209)
	198,296	171,597

Expenses
Operating	38,818	27,727
Transportation Costs (Note 3)	9,782	8,567
Exploration Expenses	2,867	3,278
General and Administrative	7,119	3,980
Trust Unit Compensation (Note 3)	5,493	-
Gas over Bitumen Costs (Note 13)	1,160	696
Interest on Bank and Other Debt (Note 6)	4,817	2,440
Interest on Convertible Debentures (Note 7)	1,410	-
Write-down of Property, Plant and Equipment (Note 5)	65,384	9,800
Depletion, Depreciation and Accretion (Notes 5 and 10)	108,867	62,675
	245,717	119,163
Earnings (Loss) before Income Taxes	(47,421)	52,434
Future Income Tax Reduction (Note 12)	(27,610)	-
Capital Taxes	852	-
	(26,758)	-
Net Earnings (Loss)	(20,663)	52,434

Accumulated Earnings Net of Distributions at Beginning of Year, as previously reported	(77,781)	238,203
Retroactive Effect of Change in Accounting Policies (Note 3 and 10)	(2,740)	(3,640)
Accumulated Earnings Net of Distributions at Beginning of Year, as restated	(80,521)	234,563
Reduction in Net Investment on Restructuring (Notes 1 and 2)	-	(241,576)
Distributions Paid or Payable	(121,314)	(123,202)
Accumulated Earnings Net of Distributions at End of Year	$ (222,498)	$ (77,781)

Earnings (Loss) Per Trust Unit [Note 2(d)]
Basic	$ (0.38)	$ 1.23
Diluted	$ (0.38)	$ 1.21

Distributions Per Trust Unit	$ 2.18	$ 2.88

See Accompanying Notes

Consolidated Statements of Cash Flows

Year Ended December 31	2004	2003
($ thousands)

Cash Provided By (Used For)
Operating Activities
Net Earnings (Loss)	$ (20,663)	$ 52,434
Adjusting Items
Gas over Bitumen Royalty Adjustments (Note 13)	11,200	-
Depletion, Depreciation and Accretion	108,867	62,675
Amortization of Convertible Debenture Issue Costs	147	-
Trust Unit Compensation	5,493	-
Write-down of Property, Plant and Equipment	65,384	9,800
Future Income Tax Reduction (Note 12)	(27,610)	-
Items not Associated with Operations
Exploration Expenses	774	1,451
Funds from Operations	143,592	126,360
Change in Non-Cash Working Capital	(6,377)	(13,941)
	137,215	112,419

Financing Activities
Issue of Trust Units	142,364	260,018
Distributions to Unitholders	(116,680)	(123,202)
Issue of Convertible Debentures	46,080	-
Change in Bank and Other Debt	116,134	53,441
Change in Non-Cash Working Capital	5,263	8,928
	193,161	199,185

Funds Available for Investment	330,376	311,604

Investing Activities
Exploration Expenses	(774)	(1,451)
Acquisition of Properties	(339,105)	(301,414)
Disposition of Properties	32,750	-
Change in Non-Cash Working Capital	16,813	345
Acquisition of Corporate Assets	(11,169)	(757)
Exploration and Development Expenditures	(28,891)	(8,327)
	$ (330,376)	$ (311,604)

See Accompanying Notes

Paramount Energy Trust

Notes to Consolidated Financial Statements

(dollar amounts in $Cdn except as noted)

1. Paramount Energy Trust creation and financing

Paramount Energy Trust (“PET” or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture (“PET Trust Indenture”) dated June 28, 2002. The beneficiaries of PET are the holders of the Trust Units of PET (the “Unitholders”). PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the “Administrator”) and 100 percent ownership of the beneficial interests of Paramount Operating Trust (“POT”). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT. As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT. In addition, the Administrator provides certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET Trust Indenture.

On July 1, 2002, PET entered into an agreement with a subsidiary of PET’s then-parent Paramount Resources Ltd. (“PRL”) to acquire corporate assets. As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor. This resulted in an increase in the carrying value of the assets of $1.3 million and an equivalent increase in Unitholders’ equity (Note 8).

The issuance of a receipt for a prospectus was made by Canadian securities regulatory authorities on January 29, 2003 and by securities regulators in the United States on February 3, 2003. Subsequent to the issuance of these receipts, PET, POT, the Administrator and PRL completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of $301,000,000 from PRL. PET raised equity of approximately $150,000,000 from the exercise of rights and obtained bank financing of approximately $100,000,000. The series of transactions were as follows:

•

On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the “Initial Assets”) to POT for consideration consisting of a promissory note in PRL’s favor of $81,000,000. Interest on the $81,000,000 purchase price accrued at a rate of 6.5 percent per annum. At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL’s indebtedness to PRL’s lenders. At the same time PRL and POT executed the take-up agreement which required PRL to sell and POT to purchase 100 percent of PRL’s interest in certain additional assets (the “Additional Assets”). The purchase price was $220,000,000. POT paid a $5,000,000 deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note. As related party transactions, the purchase price of the acquired Initial and Additional Assets was adjusted to reflect the seller’s net book value of the assets. This resulted in a reduction in the carrying value of petroleum and natural gas properties of $17.5 million. This amount was recorded as a reduction in Unitholders’ Equity;

•

POT, effective July 1, 2002, granted to PET a royalty (the “Royalty”) of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000. The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. This payment reduced the amount of indebtedness that POT owed to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. PET granted a security interest to PRL in PET’s assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee;

•

PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

•

PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

•

PRL did, on February 3, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 Trust Units, to the holders of PRL common shares;

•

PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units. Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit. On March 11, 2003, PRL did, effective July 1, 2002, sell to POT 100 percent of PRL’s interest in the Additional Assets for an aggregate consideration of $220,000,000. This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets;

•

Effective March 19, 2003 POT acquired a 100 percent interest in the Ells property in northeast Alberta from PRL for $19.9 million.

2. Basis of presentation and accounting policies

The accompanying financial statements have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Prior to the asset acquisitions on February 3, 2003 and March 11, 2003 described in Note 1, the consolidated financial statements include the operations and results of the northeast Alberta properties of PRL which were acquired by PET on those dates. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to PRL’s northeast Alberta core area of operations given that the Trust acquired substantially all of PRL’s natural gas assets in that region. Certain of PRL’s properties in northeast Alberta were not acquired by the Trust and the results of such properties have been excluded from these consolidated financial statements. While the amounts applicable to PRL’s northeast Alberta properties for certain revenues, royalties, expenses, assets and liabilities could be derived directly from the accounting records of PRL, it was necessary to allocate certain other items between PRL’s core areas. In the opinion of management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the transactions in accordance with Canadian GAAP.

a) Principles of consolidation  The consolidated financial statements include the accounts of the Trust and its subsidiaries, all of which are wholly-owned.

b) Petroleum and natural gas operations  PET follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses including geological and geophysical costs, lease rentals and exploratory dry hole costs are charged to earnings as incurred. Leasehold acquisition costs including costs of drilling and equipping successful wells are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost recovery test annually or as economic events dictate. An impairment loss is recognized when the carrying amount of the asset is greater than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the discounted present value of estimated future cash flows. The carrying values of capital assets including the costs of acquiring proven and probable reserves are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5 percent to 20 percent.

c) Asset retirement obligations  The Trust recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d) Per Unit information  Per Unit amounts for all periods prior to March 31, 2003 have been presented on a pro forma basis as if the Trust Units outstanding at March 31, 2003 were all outstanding for each period shown (see Note 1). Basic earnings (loss) per Trust Unit were calculated using the weighted average number of Trust Units outstanding during the year (2004 - 54,187,525; 2003 – 42,597,280). PET uses the treasury stock method where only “in the money” dilutive instruments impact the diluted calculations. In computing diluted earnings (loss) per Unit nil net Units were added to the weighted average number of Trust Units outstanding during the year ended December 31, 2004 (2003 – 640,751 net Units) for the dilutive effect of incentive rights.

e) Foreign currency translation  Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in the period in which they arise.

f) Financial instruments  Financial instruments may be utilized by PET to manage its exposure to commodity price fluctuations, foreign currency and interest rates. PET’s policy is not to utilize financial instruments for trading or speculative purposes.

PET formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. PET also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

PET uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in earnings as a component of natural gas revenue during the same period as the corresponding hedged position.

g) Income taxes  PET, and its principal operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the Unitholders. As the Trust distributes all of its taxable income to the Unitholders pursuant to the PET Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements related to the operations of the Trust. The Administrator has no tax balances.

PET’s corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

h) Unit Incentive Plan  PET has a Unit Incentive Plan as described in Note 9. Effective January 1, 2004, PET retroactively adopted the revised Canadian accounting standard for incentive rights granted without restatement of prior periods. These standards require the Trust to record compensation expense in the statement of earnings for incentive rights granted after January 1, 2002.

Upon the exercise of the incentive rights, consideration received, together with the amount previously recognized in contributed surplus, is recorded as an increase to Unitholders’ capital. The effect of adoption of the revised standard on the financial statements is disclosed in Note 3.

Prior to January 1, 2004, no compensation cost was recorded for incentive rights granted to employees and directors. PET previously disclosed the pro forma effect of accounting for these awards under the fair value based method.

i) Uncertainty  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates. The asset impairment test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

j) Revenue recognition  Revenue associated with the sale of crude oil, natural gas, and natural gas liquids owned by PET are recognized when title passes from the Trust to its customers.

k) Goodwill  Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

3. Change in accounting policy

a) Trust Unit-based compensation

At January 1, 2004, PET retroactively adopted the revised Canadian accounting standard for incentive rights granted without restatement of prior periods. The effect of the change resulted in an increase to contributed surplus and a corresponding decrease to accumulated earnings of $2.7 million or $0.06 per Trust Unit. The related impact to 2004 results is $4.2 million or $0.06 per Trust Unit. A reconciliation of contributed surplus resulting from adoption is provided below:

Balance, as at January 1, 2004, as previously reported	$ -
Adoption of change in accounting policy	2,740
Balance, as at January 1, 2004, as restated	2,740
Trust Unit-based compensation expense	5,493
Transfer to share capital on exercise of incentive rights	(1,304)
Balance, as at December 31, 2004	$ 6,929

b) Transportation costs

In accordance with new accounting standards, revenue is now reported before deduction of transportation costs. Natural gas revenue and transportation costs correspondingly increased by $9.8 million for the year ended December 31, 2004 (2003 - $8.6 million) as a result of this change. This change in classification has no impact on net earnings, earnings per Trust Unit or working capital. The comparative figures have been restated to conform to the presentation adopted for the current period.

4. Acquisitions and dispositions

On January 5, 2004 PET closed the acquisition of producing natural gas properties in the Marten Hills area of northeast Alberta for $30.3 million. This acquisition was financed from existing credit facilities.

On July 16, 2004 PET acquired Cavell Energy Corporation (“Cavell”) for consideration of 6,931,633 Trust Units with an ascribed value of $78.7 million plus acquisition costs, net of stock option proceeds, of $8.0 million. Cavell was a public oil and gas exploration and production company active in Western Canada. This transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net Assets Acquired and Liabilities Assumed

($000’s)
Property, plant and equipment	$ 143,822
Land	13,000
Goodwill	29,698
Working capital deficiency	(5,572)
Bank debt	(28,729)
Asset retirement obligation	(5,847)
Future income taxes	(29,698)
$ 116,674

Consideration

($000’s)
Acquisition costs	$ 8,000
Cash	30,000
Trust Units issued	78,674
$ 116,674

On August 17, 2004 PET closed the acquisition of producing petroleum and natural gas properties and assets in northeast Alberta (the “Athabasca Acquisition”) for an aggregate purchase price of $208.3 million effective, July 1, 2004. The acquisition was financed through the issuance of 7,795,547 Trust Units for gross proceeds of $96,275,005, in addition to the issuance of $48,000,000 in 8.0% convertible extendible unsecured subordinated debentures (“Convertible Debentures”) (see Note 7) and through existing credit facilities.

On August 24, 2004 PET concluded the sale of the oil producing properties in southeast Saskatchewan acquired as part of the Cavell acquisition for $32.75 million.

On September 30, 2004 PET closed the acquisition of producing petroleum and natural gas properties in the Saleski area of northeast Alberta for an aggregate purchase price of $20.0 million. The acquisition was financed through existing credit facilities.

On February 10, 2005 PET closed the acquisition of producing natural gas properties in the Trust’s West Side Core Area of northeast Alberta for $8.4 million. This acquisition was financed from existing credit facilities.

5. Property, plant and equipment

	December 31, 2004	December 31, 2003

Petroleum and natural gas properties	$ 985,138	$ 571,216
Corporate assets	14,754	3,585
	999,892	574,801
Accumulated depletion and depreciation	(505,007)	(332,846)
	$ 494,885	$ 241,955

Property, plant and equipment costs include undeveloped land of $72.5 million (2003 - $46.8 million) and $35.4 of costs related to shut-in gas over bitumen reserves (Note 13) currently not subject to depletion.

Property, plant and equipment costs include $30.8 million (2003 - $20.5 million) related to estimated future asset retirement obligations.

At December 31, 2004 the Trust recorded a write-down to property, plant and equipment in the amount of $65.4 million calculated primarily as a result of prescribed successful efforts accounting tests related to the Trust’s Saskatchewan cost centre [2003 - $9.8 million related to gas over bitumen issue (Note 13)].

Corporate assets include $10.5 million related to the acquisition of PET’s head-office building acquired from PRL in November 2004.

6. Bank and other debt

PET has a revolving credit facility with a syndicate of Canadian chartered banks. As at the date of the audit report the revolving credit facility had a borrowing base of $220 million. The facility consists of a demand loan of $210 million and a working capital facility of $10 million. In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $2.85 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of PET as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders’ prime rate. The average interest rate for 2004 was 3.78 percent (2003 – 4.46 percent).

7. Convertible debentures

On August 10, 2004, PET issued $48 million of 8.0% Convertible Debentures for net proceeds of $46.1 million. The Convertible Debentures have a maturity date of September 30, 2009.

The Convertible Debentures bear interest at 8.0 percent per annum, paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET, including its credit facility.

The Convertible Debentures are convertible at the option of the holder into PET Trust Units at any time prior to September 30, 2009 at a conversion price of $14.20 per Unit. The Convertible Debentures are not redeemable by PET on or before September 30, 2007 but may be redeemed in whole or in part at the option of PET at a price of $1,050 per Convertible Debenture after September 30, 2007 and prior to September 30, 2008 at a price of $1,025 per Convertible Debenture thereafter until their maturity. Redemption and conversions entitle the holder to accrued and unpaid interest to and including the effective date.

At the option of PET, the repayment of the principal amount of the Convertible Debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95 percent of the weighted average trading price. The interest payable may also be settled with the issuance and sale of sufficient Trust Units to satisfy the interest obligation. At December 31, 2004, the fair market value of the outstanding Convertible Debentures was $43.9 million.

8. Unitholders’ capital

a) Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b) Issued and outstanding

The following is a summary of changes in Unitholders’ capital during the year ended December 31, 2004:

Trust Units	Number of Units	Amount
Balance, December 31, 2002	1	$ 100
Units issued on settlement of promissory note (Note 1)	6,636,045	34,152,000
Units issued on settlement of promissory note (Note 1)	3,273,721	16,848,000
Units cancelled after declaration of dividend by PRL	(173)	(874)
Units issued pursuant to rights offering (Note 1)	29,728,782	150,130,349
Units issued pursuant to Unit offering	5,000,000	63,250,000
Trust Unit issue costs	-	(4,360,834)
Balance, December 31, 2003	44,638,376	260,018,741
Units issued pursuant to unit offerings	12,295,547	146,675,005
Units issued pursuant to corporate acquisition (Note 4)	6,931,633	78,674,035
Units issued pursuant to Unit incentive plan	153,875	1,868,864
Units issued pursuant to Distribution Reinvestment Plan	632,829	8,184,906
Units issued pursuant to conversion of Convertible Debentures	674,711	9,580,889
Issue costs on Convertible Debentures converted to Trust Units	-	(383,240)
Trust Unit issue costs	-	(8,427,210)
Balance, December 31, 2004	65,326,971	$ 496,191,990

Redemption right

Unitholders may redeem their Trust Units at any time by delivering their Unit certificates to the Trustee, together with a properly completed notice requesting redemption. The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the “closing market price” of the Trust Units. The redemption amount will be payable on the last day of the following calendar month. The “closing market price” will be the closing price of the Trust Units on the principal market on which they are traded on the date on which they were validly tendered for redemption, or, if there was no trade of the Trust Units on that date, the average of the last bid and ask prices of the Trust Units on that date.

9. Unit Incentive Plan

PET has adopted a Unit Incentive Plan which permits the Administrator’s Board of Directors to grant nontransferable rights to purchase Trust Units (“Incentive Rights”) to its and affiliated entities’ employees, officers, directors and other service providers. The purpose of the Unit Incentive Plan is to provide an effective longterm incentive to eligible participants and to reward them on the basis of PET’s longterm performance and distributions. The Administrator’s Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting. The grant price of the Incentive Rights (“Grant Price”) shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The strike price of the Incentive Rights (“Strike Price”), shall be reduced by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5 percent per quarter on PET’s consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

At December 31, 2004 PET had granted 1,612,750 (2003 – 1,145,500) Incentive Rights to purchase PET Trust Units to directors, officers and employees of the Administrator under its Unit Incentive Plan.

The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Unit.

At December 31, 2004 a total of 3,963,838 (2003 – 3,963,838) Units had been reserved under the Unit Incentive Plan. As at December 31, 2004 123,500 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised, nil as of December 31, 2003.

Incentive Rights	Average grant price	Incentive Rights
Balance, December 31, 2002	-	-
Granted	$ 6.04	1,145,500
Exercised	-	-
Cancelled	-	-
Balance, December 31, 2003	$ 6.04	1,145,500
Granted	12.06	621,125
Exercised	5.55	(153,875)
Cancelled	-	-
Balance, December 31, 2004	$ 8.41	1,612,750
Incentive Rights exercisable, December 31, 2004	$ 6.21	123,500

The following summarizes information about Incentive Rights outstanding at December 31, 2004 assuming the reduced Strike Price described above:

Range of exercise prices	Number outstanding at December 31, 2004	Weighted average contractual life (years)	Weighted average exercise price/ Right	Number exercisable at December 31, 2004	Weighted average exercise price/Right
$1.51	824,125	4	$ 1.51	100,000	$ 1.51
$9.31 - $9.43	167,500	5	$ 9.37	23,500	$ 9.37
$10.12 - $15.09	621,125	5	$ 11.38	-	-
Total	1,612,750	4	$ 8.41	123,500	$ 6.21

10. Asset retirement obligations

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. PET has estimated the net present value of its total asset retirement obligations to be $34.1 million as at December 31, 2004 based on an undiscounted total future liability of $68.2 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015. PET used a credit adjusted risk free rate of 7.83 percent to calculate the present value of the asset retirement obligation.

The following table reconciles PET’s asset retirement obligations:

	2004	2003
Obligation, beginning of year	$ 21,701	$ 20,039
Increase in obligation during the year	10,325	423
Expenditures incurred during the year	-	-
Accretion expense	2,090	1,239
Obligation, end of year	$ 34,116	$ 21,701

11. Financial instruments

PET’s financial instruments included in the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, distributions payable and bank and other debt. The fair value of these items approximated their carrying amount at December 31, 2004 and 2003 due to their short-term nature.

Natural gas commodity price hedges

At December 31, 2004, PET had entered into financial forward sales arrangements summarized as follows:

Volumes at AECO
(Gigajoules/day)(“GJ/d”)	Price ($/GJ)	Term
35,000 GJ/d	$ 7.38	November 2004 – March 2005
5,000 GJ/d	$ 6.60 to 8.35	November 2004 – March 2005
10,000 GJ/d	$ 6.75 to 8.50	November 2004 – March 2005
5,000 GJ/d	$ 6.75 to 10.60	November 2004 – March 2005
10,000 GJ/d	$ 6.81	April 2005 – June 2005
5,000 GJ/d	$ 6.95	April 2005 – October 2005
5,000 GJ/d	$ 6.50 to 7.30	April 2005 – October 2005

Had these contracts been settled on December 31, 2004 using prices in effect at that time, the mark-to-market gain would have totaled $4.3 million.

12. Income taxes

The Trust recognized a future income tax liability of $29.7 million in 2004 related to the acquisition of Cavell.

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to PET’s earnings before income taxes. This difference results from the following items:

	2004	2003
Earnings (loss) before income taxes	$ (47,421)	$ 52,434
Less non-taxable earnings of the Trust	(25,291)	(52,434)
Taxable earnings (loss)	(72,712)	-
Combined federal and provincial tax rate	40.43%
Computed income tax reduction	(29,398)	-
Increase (decrease) in income taxes resulting from:
Non-deductible Crown charges	587	-
Resource allowance	(748)	-
Capital taxes	852
Change in tax rate	1,949	-
Future income tax expense (reduction)	$ (26,758)	$ -

The components of the Trust’s subsidiaries’ future income tax liability at December 31 are as follows:

	2004	2003
Future income taxes:
Oil and natural gas properties	$ 11,865	$ -
Asset retirement obligations	(1,450)	-
Non-capital losses	(8,048)	-
Other	(279)	-
	$ 2,088	$ -

13. Gas over bitumen issue

The Alberta Energy and Utilities Board (“AEUB” or the “Board”) issued General Bulletin 2003-28 (“GB 2003-28”) on July 22, 2003. The AEUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk.

Following the completion of a Regional Geological Study by the AEUB and an interim hearing held in March 2004, the AEUB ordered the shut-in, effective July 1, 2004, of Wabiskaw-McMurray natural gas production in northeast Alberta totaling approximately 123 MMcf/d. As of July 1, 2004, PET had shut-in wells producing approximately 17.2 MMcf/d pursuant to Decision 2004-045 and Interim Shut-In Orders 04-001 and 04-002 including
4.5 MMcf/d from the zones shut-in on September 1, 2003 pursuant to the GB 2003-28 and Interim Shut-In Order 03-001. An additional 0.2 MMcf/d was shut-in September 1, 2004 pursuant to Decision 2004-064 and Interim Shut-in Order 04-003 related to wells in the Chard and Leismer areas. In 2004, the Trust incurred $1.2 million in legal and consulting expenditures directly related to the gas over bitumen issue ($0.7 million in 2003).

On October 4, 2004 the Government of Alberta enacted amendments to the Natural Gas Royalty Regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions. Such royalty reduction was prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable. The incremental royalty will apply only to the pool or pools reinstated to production and will be established at 1 percent after the first year of shut-in increasing at 1 percent per annum based on the period of time such zones remained shut-in to a maximum of 10 percent. The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At December 31, 2004 PET had recorded $11.2 million for cumulative gas over bitumen royalty adjustments received to that date on the Trust’s balance sheet. Royalty adjustments received are not included in earnings but are recorded as a component of funds from operations. As PET cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences, the royalty adjustments are being excluded from earnings pending such determination.

Officers and Directors

Clayton H. Riddell

Chairman, Chief Executive Officer and Director

Clayton H. Riddell graduated from the University of Manitoba with a Bachelor of Science, Honours Degree in Geology. Mr. Riddell has been the Chairman of the Board and Chief Executive Officer of Paramount Resources Ltd. (PRL) since 1978. Until June 20, 2002 he was also the President of PRL. Mr. Riddell is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Association of Petroleum Producers, the Canadian Society of Petroleum Geologists, the Independent Petroleum Association of Canada, the American Association of Petroleum Geologists and the Canadian Geoscience Council. Mr. Riddell is or has been a director of the following publicly traded entities during the periods indicated: Newalta Corporation (July 1988 – present); Berkley Petroleum Corp. (1993 – March 2001); Duvernay Oil Corp. (June 2001 – present) and Big Rock Brewery Ltd. (2001 – 2003). Mr. Riddell is the father of Ms. Susan L. Riddell Rose.

Susan L. Riddell Rose

President, Chief Operating Officer and Director

Susan L. Riddell Rose graduated from Queen’s University, Kingston, Ontario with a Bachelor of Science in Geological Engineering (1986). Ms. Riddell Rose has been the President and Chief Operating Officer of the Administrator since June 28, 2002. From 1990 until June of 2002 she was employed by Paramount Resources Ltd. culminating in the position of Corporate Operating Officer. Prior thereto she was a geological engineer with Shell Canada Limited. She has been a director of Paramount Resources Ltd. since 2000. Ms. Riddell Rose was appointed a director of Sebring Energy Inc., a private junior oil and gas company, in January 2005. She is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists and the American Association of Petroleum Geologists and has served as a governor for the Canadian Association of Petroleum Producers since 2004. Ms. Riddell Rose is the daughter of Mr. Clayton H. Riddell.

Gary C. Jackson

Vice President, Land, Legal and Acquisitions

Gary C. Jackson graduated in 1977 from the University of Calgary with a Bachelor of Arts in Economics and Commerce. Mr. Jackson has been the Vice President, Land, Legal and Acquisitions of the Administrator since June 28, 2002. Prior thereto he was Vice President, Land of Summit Resources Limited from May 2000 to June 28, 2002. Prior thereto, he was Manager of Acquisitions and Divestitures, Joint Venture – Midstream and Land Services at Petro-Canada Oil and Gas (an oil and gas exploration and development company) from October 1996 to May 2000. Mr. Jackson is a member of the Canadian Association of Petroleum Landmen and the Petroleum Acquisition and Disposition Association.

Kevin J. Marjoram

Vice President, Engineering and Operations

Mr. Marjoram graduated from the University of Calgary with a Bachelor of Science Degree in Chemical Engineering in 1983. Mr. Marjoram has been the Vice President of Operations of the Administrator since July 1, 2002. Prior thereto he was Area Engineering Manager, N.E. Alberta – West Side for Paramount Resources Ltd. from July 2000 to June 2002. Prior thereto he held positions in an operations managerial capacity for Spire Energy Ltd. and Northrock Resources Ltd. (both public oil and gas companies). Mr. Marjoram is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Brett Norris

Vice President, New Ventures and Geosciences

Brett Norris graduated in 1986 from the University of Toronto with a Bachelor of Science (Geology), and in 1989 from the University of Western Ontario with a Master’s of Science (Geology). Mr. Norris has been Vice President, New Ventures and Geosciences of the Administrator since November 17, 2003. Prior to this, he was employed by Nexen Inc. for five years, working in the International Division in the Yemen and Colombia operations groups, most recently holding the position of Exploitation Manager, Colombia Operations. Before this, he worked with several companies and has consulted independently, both domestically and internationally. Mr. Norris is a member of the Canadian Society of Petroleum Geologists (CSPG), the Association of Petroleum Engineers Geologists and Geophysicists of Alberta (APEGGA), and Society of Petroleum Engineers (SPE).

Jane E. Peck Hay

General Counsel and Corporate Secretary

Jane Peck Hay graduated in 1974 from the University of Windsor with a Bachelor of Science Degree in Geology. After taking graduate courses in Geology, Ms. Peck Hay was employed as an Oil Analyst with the National Energy Board. In 1976 she returned to university, graduating with an LL.B. in Law from Osgoode Hall in 1979. Ms. Peck Hay was called to the Alberta Bar in 1981. Ms. Peck Hay has been the General Counsel of the Administrator since September 8, 2004 and the Corporate Secretary of the Administrator since November 10, 2004. Prior thereto, she was a Consultant to the law firm of Thackray Burgess from August 2002 to September 8, 2004. Prior thereto, she consulted or was employed by various oil and gas exploration companies as well as energy trusts in the capacities of senior legal counsel, international negotiator and landman. Ms. Peck Hay is a member of the Law Society of Alberta and the Association of International Petroleum Negotiators.

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Cameron R. Sebastian graduated in 1986 from the University of Calgary with a Bachelor of Commerce. Mr. Sebastian has been Vice President, Finance and Chief Financial Officer of the Administrator since June 28, 2002. Prior thereto he was Vice President, Finance of Summit Resources Limited from June 2000 to June 2002. Prior thereto he was Vice President, Finance of Pursuit Resources Corp. (an oil and gas exploration and development company) from March 1997 to April 2000. Prior thereto, he was controller of Summit Resources Limited from December 1994 to March 1997. Mr. Sebastian is a member of the Canadian and Alberta Institutes of Chartered Accountants, the Canadian Petroleum Tax Society and the Treasury Management Association of Canada.

Karen A. Genoway

Director

Karen Genoway is a professional landman (an individual who is responsible for the acquisition, administration and disposition of mineral or surface rights and who on a voluntary basis, has achieved such designation from the Canadian Association of Petroleum Landmen through a combination of qualifying experience, academic achievement and the successful completion of an examination) with over 23 years experience in the oil and natural gas industry. Currently, she is the Vice President, Land for the private company Onyx Energy Inc. From February 2001 to January 2002, she was Vice President of Request Management Inc., manager of Request Income Trust. Ms. Genoway was with the Enerplus Group of Companies where she held the positions of Senior Vice President (1997 - 2000), Vice President Land
(1989 – 1997) and Land Manager (1987 – 1989). Ms. Genoway is also currently a director of Kale Investments Inc., Onyx Energy Inc. and Onyx Oil & Gas Ltd., each of which is a private company. She is also an active member of The Canadian Association of Petroleum Land Administration, The Petroleum Joint Venture Association, The Petroleum Acquisition and Divestment Association as well as The Canadian Association of Petroleum Landmen, an organization in which she previously acted as a director.

Donald J. Nelson

Director

Mr. Nelson holds a diploma in Computer Technology from the Southern Alberta Institute of Technology, Calgary, Alberta (1969) and graduated from Notre Dame University, Nelson, British Columbia with a Bachelor of Science degree in Mathematics (1972). He is president of Fairway Resources Inc., a private firm providing consulting services to the oil and gas industry. Fairway Resources Inc. was retained as a consultant for Hawker Resources Inc. from November 25, 2004 to March 22, 2005. During this time Mr. Nelson was acting Senior Vice-President and Chief Operating Officer of Hawker Resources Inc. Mr. Nelson was with Summit Resources Limited from July 1996 until its acquisition by Paramount Resources Ltd. in June of 2002, where he held the position of Vice President Operations from July 1996 to September 1998 and President and director from September 1998 to June 2002. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and of the Society of Petroleum Engineers. Mr. Nelson is also currently a director of Taylor NGL Limited Partnership (2003 – present), Fairborne Energy Ltd. (April 2004 – present) and Culane Energy Inc. (2003 – present).

John W. (Jack) Peltier

Director

Mr. Peltier graduated from the Royal Military College of Canada with a Bachelor of Science degree and Queen’s University at Kingston with an M.B.A. Mr. Peltier received his Chartered Financial Analyst designation in 1974 and is a member of the Association for Investment Management and Research. Since 1978 he has been President of Ipperwash Resources Ltd. and predecessor companies, a private company providing management and financial consulting services. From March 2001 he was a trustee and then Chairman of the Board of Trustees of Request Income Trust until its acquisition by Pulse Data Inc. in January 2002. From 1986 to June 2001 he was a member and then Chairman of the board of directors of Enermark Inc. and concurrently of the Board of Trustees of Enermark Income Fund. From May 2000 to June 2001 he was a member of the board of directors of Enerplus Resources Corporation, and concurrently a member of the Board of Trustees of Enerplus Resources Fund. The aforementioned entities merged to continue as Enerplus Resources Fund in June 2001. Mr. Peltier was Chief Financial Officer of Thunder Energy Ltd. from October 1995 to September 2000 where he has been a director from October 1995 to present. From July 1995 to October 1996 he was the Chief Financial Officer of Bow Valley Energy Ltd. where he was a director from 1996 to February 2002. He has been a director of Masters Energy Inc since October 2004 and a Trustee of Gienow Windows and Doors Income Fund since October 2004.

In the past five years Mr. Peltier has held numerous directorships in public entities in addition to those described above as follows: Belfast Petroleum Ltd., director (1995 to July 1999); Courage Energy Inc., director (November 2000 to July 2001); Westbrook Energy Corporation, director (November 1997 to October 1999); Manhattan Resources Ltd. (acquirer of Westbrook Energy Corporation), director (October 2001 to present); and Highridge Exploration Inc., director (June 1995 to July 1999). Mr. Peltier is a member of the Investment Committee of The Calgary Foundation. Mr. Peltier was a director and president of a publicly traded company, Granisko Resources Inc., from April 3, 1995 to August 11, 1995, having been appointed under a management services contract, which included indemnification provisions, as operational manager (with the approval of Granisko’s major creditor). He was appointed by a special investigative committee of Granisko’s board of directors established by Granisko’s major creditor after the occurrence of defaults under Granisko’s loan agreements. Before debt restructuring could be approved by shareholders, additional defaults occurred and the major creditor took steps to have a court of competent jurisdiction appoint a receiver/manager. Mr. Peltier resigned on August 11, 1995, the same date the receiver/manager was appointed. A cease trade order respecting the securities of Granisko was subsequently issued by the securities regulatory authorities.

Howard R. Ward

Director

Mr. Ward holds a Bachelor of Arts Degree (1967) and a Bachelor of Law Degree (1969) from the University of New Brunswick. He has been a member of the Law Society of Alberta since 1975. From 1978 to 2000 he was a partner of Burstall Ward, Barristers and Solicitors. From 2000 to June of 2002 he was counsel with Donahue & Partners LLP. From June of 2002 to December of 2002 he was counsel with McCarthy Tetrault LLP. Effective December of 2002 he became a partner with International Energy Counsel LLP, a law firm. He was an independent member of the Power Pool Council and Market Surveillance Administrator for the Power Pool of Alberta. He is or has been a director of the following publicly traded entities during the time frames indicated: Blue Sky Resources Ltd., director (July 1999 to July 2000); Cabre Exploration Ltd., director (June 1981 to December 2000); Jet Energy Corp., director (August 1995 to November 1999); Kacee Exploration Inc. (Questar Exploration), director (May 1993 to December 1997); Fibre-Klad Industries Ltd., director (November 1992 to May 1994); and Tuscany Resources Ltd., director (October 1997 to
October 2001).

Management

Clayton H. Riddell
Chairman of the Board and Chief Executive Officer

Susan L. Riddell Rose
President and Chief Operating Officer

Gary C. Jackson
Vice President, Land, Legal and Acquisitions

Kevin J. Marjoram
Vice President, Engineering and Operations

Brett Norris
Vice President, New Ventures and Geosciences

Jane E. Peck Hay
General Counsel and Corporate Secretary

Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

Directors

Clayton H. Riddell(4)
Chief Executive Officer and Chairman of the Board
Paramount Energy Operating Corp.

Susan L. Riddell Rose(3)
President and Chief Operating Officer
Paramount Energy Operating Corp.

Karen A. Genoway(2)(4)(5)
Vice President, Land
Onyx Energy Inc.

Donald J. Nelson(1)(2)(3)(4)(5)
President
Fairway Resources Inc.

John W. Peltier(1)(2)(3)(5)
President
Ipperwash Resources Ltd.

Howard R. Ward(1)(5)
Partner
International Energy Counsel LLP

(1) Member of Audit Committee
(2) Member of Reserves Committee
(3) Member of Environmental, Health and Safety Committee
(4) Member of Compensation Committee
(5) Member of Corporate Governance Committee

Auditors

KPMG LLP

Bankers

Bank of Montreal

Canadian Imperial Bank of Commerce

The Bank of Nova Scotia

The Toronto-Dominion Bank

National Bank of Canada

Reserve Evaluation Consultants

McDaniel & Associates Consultants Ltd.

Trustee Registrar and Transfer Agent

Computershare Trust Company of Canada

Annual General Meeting

Unitholders are cordially invited
to attend the Annual General Meeting to
be held on May 9, 2005 at 3:00 p.m.

Calgary Petroleum Club
Devonian Room
319 Fifth Avenue S.W.
Calgary, Alberta

This report contains forward-looking information with respect to Paramount Energy Trust (PET). This forward-looking information is based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance, regulations and other risks associated with oil and gas operations.

Stock Exchange Listing

Toronto Stock Exchange
Trust Units “PMT.UN”
Convertible Debentures “PMT.DB”

HEAD OFFICE

500, 630 – 4th Avenue SW
Calgary, Alberta T2P 0J9

Phone

403.269.4400

Fax

403.269.4444

E-mail

info@paramountenergy.com

Website

www.paramountenergy.com